SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 15, 2019
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Senior Vice President
Investor Relations Officer

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	General Manager
IR Team Head

KT Corporation and Subsidiaries

Consolidated Interim Financial Statements

September 30, 2019 and 2018

KT Corporation and Subsidiaries

Index

September 30, 2019 and 2018

Page(s)
Report on Review of Interim Financial Statements	1 – 2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3 – 4

Consolidated Interim Statements of Profit or Loss	5

Consolidated Interim Statements of Comprehensive Income	6

Consolidated Interim Statements of Changes in Equity	7 – 8

Consolidated Interim Statements of Cash Flows	9 – 10

Notes to the Consolidated Interim Financial Statements	11 – 65

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KT Corporation and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position as at September 30, 2019, and the related consolidated interim statements of profit or loss and comprehensive income for the three-month and nine-month periods ended September 30, 2019 and 2018, and consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2019 and 2018, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standard on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Samil PricewaterhouseCoopers, 100, Hangangdaero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2018, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 11, 2019. The consolidated statement of financial position as at December 31, 2018, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2018.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

November 14, 2019

This report is effective as of November 14, 2019, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

September 30, 2019 and December 31, 2018

(in millions of Korean won)	Notes	September 30, 2019 (Unaudited)		December 31, 2018
Assets

Current assets
Cash and cash equivalents	4	~~W~~	2,128,393	~~W~~	2,703,422
Trade and other receivables, net	4, 5		6,142,202		5,807,421
Other financial assets	4, 6		797,069		994,781
Current income tax assets			2,441		4,046
Inventories, net	7		636,236		683,998
Current assets held for sale	9		—		13,035
Other current assets	8		2,010,354		1,687,549

Total current assets			11,716,695		11,894,252

Non-current assets
Trade and other receivables, net	4, 5		995,795		842,995
Other financial assets	4, 6		968,845		623,176
Property and equipment, net	10		13,349,665		13,068,257
Right-of-use assets	30		937,480		—
Investment properties, net	10		1,315,798		1,091,084
Intangible assets, net	10		3,016,362		3,407,123
Investments in associates and joint ventures	11		259,559		272,407
Deferred income tax assets			415,293		443,641
Other non-current assets	8		685,800		545,895

Total non-current assets			21,944,597		20,294,578

Total assets		~~W~~	33,661,292	~~W~~	32,188,830

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

September 30, 2019 and December 31, 2018

(in millions of Korean won)	Notes	September 30, 2019 (Unaudited)		December 31, 2018
Liabilities
Current liabilities
Trade and other payables	4, 12	~~W~~	8,063,734	~~W~~	7,007,515
Borrowings	4, 13		915,662		1,368,481
Other financial liabilities	4, 6		1,005		942
Current income tax liabilities			155,358		249,837
Other provisions	14		103,474		111,461
Deferred income			56,461		52,878
Other current liabilities	8		678,085		596,590

Total current liabilities			9,973,779		9,387,704

Non-current liabilities
Trade and other payables	4, 12		1,575,411		1,513,864
Borrowings	4, 13		5,492,636		5,279,812
Other financial liabilities	4, 6		140,506		163,454
Net defined benefit liabilities	15		720,201		561,269
Other provisions	14		119,927		163,995
Deferred income			99,003		110,702
Deferred income tax liabilities			239,554		206,473
Other non-current liabilities	8		69,129		70,277

Total non-current liabilities			8,456,367		8,069,846

Total liabilities			18,430,146		17,457,550

Equity attribute to owners of the Controlling Company
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		11,627,369		11,328,859
Accumulated other comprehensive income			148,193		50,158
Other components of equity	18		(1,162,530)		(1,181,083)

			13,617,789		13,202,691
Non-controlling interest			1,613,357		1,528,589

Total equity			15,231,146		14,731,280

Total liabilities and equity		~~W~~	33,661,292	~~W~~	32,188,830

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Profit or Loss

Three-Month and Nine-Month Periods Ended September 30, 2019 and 2018

		Period Ended September 30
(in millions of Korean won, except per share amounts)	Notes	2019 (Unaudited)				2018 (Unaudited)
		Three months		Nine months		Three months		Nine months
Operating revenue	19	~~W~~	6,213,675	~~W~~	18,146,585	~~W~~	5,948,481	~~W~~	17,465,620
Operating expenses	20		5,901,231		17,143,795		5,579,020		16,299,888

Operating profit			312,444		1,002,790		369,461		1,165,732
Other income	21		41,114		173,826		42,697		157,179
Other expenses	21		81,065		204,880		65,577		190,223
Finance income	22		167,298		415,304		58,319		285,167
Finance costs	22		171,230		432,996		67,907		336,907
Share of net profits (losses) of associates and joint venture	11		1,714		(2,452)		(2,972)		(2,732)

Profit before income tax expense			270,275		951,592		334,021		1,078,216
Income tax expense			56,993		275,473		94,558		333,989

Profit for the period		~~W~~	213,282	~~W~~	676,119	~~W~~	239,463	~~W~~	744,227

Profit for the period attributable to:
Owners of the Controlling Company:	24	~~W~~	189,739	~~W~~	594,763	~~W~~	222,480	~~W~~	670,459
Non-controlling interest:			23,543		81,356		16,983		73,768
Earnings per share attributable to the equity holders of the Controlling Company during the period (in Korean won):	24
Basic earnings per share		~~W~~	774	~~W~~	2,426	~~W~~	909	~~W~~	2,736
Diluted earnings per share			773		2,425		909		2,736

The above consolidated interim statements of profit or loss should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2019 and 2018

		Period Ended September 30
(in millions of Korean won)	Notes	2019 (Unaudited)				2018 (Unaudited)
		Three months		Nine months		Three months		Nine months
Profit for the period		~~W~~	213,282	~~W~~	676,119	~~W~~	239,463	~~W~~	744,227

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	15		(1,895)		(10,070)		(1,740)		(12,703)
Share of remeasurement gain (loss) of associates and joint ventures			171		833		78		3
Gain on valuation of equity instruments at fair value through other comprehensive income			20,127		135,649		25,897		78,882
Items that may be subsequently reclassified to profit or loss:
Valuation gain on cash flow hedge	6		61,155		127,495		(23,752)		(2,971)
Other comprehensive income from cash flow hedges reclassified to profit or loss			(62,470)		(115,893)		25,240		(27,618)
Share of other comprehensive income from associates and joint ventures			(7,336)		(8,883)		(3,142)		(6,380)
Exchange differences on translation of foreign operations			3,426		6,473		(1,349)		2,243

Other comprehensive income for the period, net of tax			13,178		135,604		21,232		31,456

Total comprehensive income for the period		~~W~~	226,460	~~W~~	811,723	~~W~~	260,695	~~W~~	775,683

Total comprehensive income for the period attributable to:
Owners of the Controlling Company		~~W~~	195,382	~~W~~	687,522	~~W~~	238,026	~~W~~	680,450
Non-controlling interest			31,078		124,201		22,669		95,233

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2019 and 2018

(in millions of Korean won)		Attributable to owners of the Controlling Company
	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2018		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,854,172	~~W~~	30,985	~~W~~	(1,205,302)	~~W~~	11,684,612	~~W~~	1,391,764	~~W~~	13,076,376
Changes in accounting policy			—		—		927,792		(1,549)		(18)		926,225		76,445		1,002,670
Comprehensive income
Profit for the period			—		—		670,459		—		—		670,459		73,768		744,227
Gain on valuation of financial instruments at fair value through other comprehensive income			—		—		5,499		48,425		—		53,924		24,958		78,882
Remeasurements of net defined benefit liabilities	15		—		—		(8,542)		—		—		(8,542)		(4,161)		(12,703)
Valuation loss on cash flow hedge	6		—		—		—		(30,589)		—		(30,589)		—		(30,589)
Share of other comprehensive income of associates and joint ventures			—		—		—		(6,249)		—		(6,249)		(130)		(6,379)
Share of loss on remeasurements of associates and joint ventures			—		—		2		—		—		2		—		2
Exchange differences on translation of foreign operations			—		—		—		1,445		—		1,445		798		2,243

Total comprehensive income for the period			—		—		667,418		13,032		—		680,450		95,233		775,683

Transactions with owners
Dividends paid by the Controlling Company			—		—		(245,097)		—		—		(245,097)		—		(245,097)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(53,535)		(53,535)
Appropriations of loss on disposal of treasury stock			—		—		(2,046)		—		2,046		—		—		—
Change in ownership interest in subsidiaries			—		—		—		—		(93)		(93)		93		—
Others			—		—		—		—		9,042		9,042		2,108		11,150

Subtotal			—		—		(247,143)		—		10,995		(236,148)		(51,334)		(287,482)

Balance as at September 30, 2018 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,202,239	~~W~~	42,468	~~W~~	(1,194,325)	~~W~~	13,055,139	~~W~~	1,512,108	~~W~~	14,567,247

KT Corporation and Subsidiaries

Consolidated Interim Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2019 and 2018

(in millions of Korean won)		Attributable to owners of the Controlling Company
	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2019		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,328,859	~~W~~	50,158	~~W~~	(1,181,083)	~~W~~	13,202,691	~~W~~	1,528,589	~~W~~	14,731,280
Changes in accounting policy	30		—		—		(6,149)		—		—		(6,149)		—		(6,149)
Comprehensive income
Profit for the period			—		—		594,763		—		—		594,763		81,356		676,119
Remeasurements of net defined benefit liabilities	15		—		—		(4,663)		—		—		(4,663)		(5,407)		(10,070)
Valuation gain on cash flow hedge	6		—		—		—		11,602		—		11,602		—		11,602
Share of other comprehensive income of associates and joint ventures			—		—		—		(8,437)		—		(8,437)		(446)		(8,883)
Share of gain on remeasurements of associates and joint ventures			—		—		820		—		—		820		13		833
Disposal of financial instruments at fair value through other comprehensive income			—		—		(1,433)		—		—		(1,433)		1,433		—
Gain on valuation of financial instruments at fair value through other comprehensive income			—		—		—		89,831		—		89,831		45,818		135,649
Exchange differences on translation of foreign operations			—		—		—		5,039		—		5,039		1,434		6,473

Total comprehensive income for the period			—		—		589,487		98,035		—		687,522		124,201		811,723

Transactions with owners
Dividends paid by the Controlling Company			—		—		(269,659)		—		—		(269,659)		—		(269,659)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(35,500)		(35,500)
Appropriations of loss on disposal of treasury stock			—		—		(15,169)		—		15,169		—		—		—
Change in ownership interest in subsidiaries			—		—		—		—		484		484		(3,975)		(3,491)
Disposal of treasury stock			—		—		—		—		2,744		2,744		—		2,744
Others			—		—		—		—		156		156		42		198

Subtotal			—		—		(284,828)		—		18,553		(266,275)		(39,433)		(305,708)

Balance as at September 30, 2019 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,627,369	~~W~~	148,193	~~W~~	(1,162,530)	~~W~~	13,617,789	~~W~~	1,613,357	~~W~~	15,231,146

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2019 and 2018

		Nine-Month Period Ended September 30
(in millions of Korean won)	Notes	2019 (Unaudited)		2018 (Unaudited)
Cash flows from operating activities
Cash generated from operations	25	~~W~~	3,455,811	~~W~~	3,431,450
Interest paid			(171,300)		(189,106)
Interest received			203,657		174,802
Dividends received			19,452		13,735
Income tax paid			(297,894)		(114,351)

Net cash inflow from operating activities			3,209,726		3,316,530

Cash flows from investing activities
Collection of loans			47,886		46,256
Disposal of financial assets at fair value through profit or loss			728,312		105,335
Disposal of financial assets at amortized cost			391,495		860,308
Disposal of financial assets at fair value through other comprehensive income			75		1,332
Disposal of assets held-for-sale			28,834		9,842
Disposal of investments in associates and joint ventures			11,026		7,371
Disposal of property and equipment and investment properties			28,206		50,698
Disposal of intangible assets			4,877		13,726
Disposal of right-of-use assets			7,478		—
Discontinued operations			1,977		—
Loans granted			(45,594)		(50,796)
Acquisition of financial assets at fair value through profit or loss			(580,008)		(107,366)
Acquisition of financial assets at amortized cost			(361,646)		(621,907)
Acquisition of financial assets at fair value through other comprehensive income			(11,240)		(19,239)
Acquisition of investments in associates and joint ventures			(26,082)		(21,951)
Acquisition of property and equipment and investment properties			(2,455,263)		(1,596,352)
Acquisition of intangible assets			(491,528)		(391,560)
Acquisition of right-of-use assets			(4,934)		—
Decrease in cash due to acquisition of subsidiary’s business			—		(33,690)

Net cash outflow from investing activities		~~W~~	(2,726,129)	~~W~~	(1,747,993)

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2019 and 2018

		Nine-Month Period Ended September 30
(in millions of Korean won)	Notes	2019 (Unaudited)		2018 (Unaudited)
Cash flows from financing activities
Proceeds from borrowings		~~W~~	918,188	~~W~~	1,194,947
Settlement of derivative assets and liabilities, net			33,635		(3,461)
Cash inflow from other financing activities			20,924		—
Repayments of borrowings			(1,328,666)		(1,590,923)
Dividends paid			(305,159)		(298,632)
Decrease in leases liabilities			(398,515)		(56,919)
Acquisition of treasury stock			—		(24,415)
Cash outflow from consolidated equity transaction			(998)		—

Net cash outflow from financing activities			(1,060,591)		(779,403)

Effect of exchange rate change on cash and cash equivalents			1,965		734

Net increase (decrease) in cash and cash equivalents			(575,029)		789,868
Cash and cash equivalents
Beginning of the period			2,703,422		1,928,182

End of the period		~~W~~	2,128,393	~~W~~	2,718,050

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110 Consolidated Financial Statements, and its 64 controlled subsidiaries (collectively referred to as the “Group”) as described in Note 1.2.

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Stock Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and 20,813,311 government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. At the end of the reporting period, the Korean government does not own any share in the Controlling Company.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

1.2	Consolidated Subsidiaries

The consolidated subsidiaries as at September 30, 2019 and December 31, 2018, are as follows:

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	September 30, 2019	December 31, 2018	Closing month
KT Powertel Co., Ltd. [2]	Trunk radio system business	Korea	44.8%	44.8%	December
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.4%	92.4%	December
KT Submarine Co., Ltd. [2,4]	Submarine cable construction and maintenance	Korea	39.3%	39.3%	December
KT Telecop Co., Ltd.	Security service	Korea	86.8%	86.8%	December
KT Hitel Co., Ltd.	Data communication	Korea	67.1%	67.1%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.3%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No. 1	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No. 2	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No. 3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No. 4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No. 5	Investment fund	Korea	100.0%	—	December
BC-VP Strategic Investment Fund No. 1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc.	Payment security service for credit card, others	Korea	50.9%	50.9%	December
H&C Network	Call centre for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
INITECH Co., Ltd. [4]	Internet banking ASP and security solutions	Korea	58.2%	58.2%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	81.1%	81.1%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	95.5%	95.5%	December
KT M Hows Co., Ltd.	Mobile marketing	Korea	90.0%	90.0%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
GENIE Music Corporation (KT Music Corporation) [2]	Online music production and distribution	Korea	36.0%	36.0%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife Co., Ltd. [4]	Satellite broadcasting business	Korea	50.3%	50.3%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	92.6%	92.6%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.0%	100.0%	December
KTNEXR Co., Ltd.	Cloud system implementation	Korea	100.0%	100.0%	December
KTGDH Co., Ltd. (KTSB Data service Co., Ltd.)	Data centre development and related service	Korea	100.0%	51.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
Nasmedia, Inc.[3]	Online advertisement	Korea	42.8%	42.8%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

			Controlling percentage ownership[1] (%)
Subsidiary	Type of Business	Location	September 30, 2019	December 31, 2018	Closing month
KT Sports Co., Ltd.	Management of sports group	Korea	100.0%	100.0%	December
KT Music Contents Fund No. 1	Music contents investment business	Korea	80.0%	80.0%	December
KT Music Contents Fund No. 2	Music contents investment business	Korea	100.0%	100.0%	December
KT-Michigan Global Content Fund	Content investment business	Korea	88.6%	88.6%	December
Autopion Co., Ltd.	Service for information and communication	Korea	100.0%	100.0%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	30.9%	30.9%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	30.1%	30.1%	December
KT M mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.0%	100.0%	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.0%	100.0%	December
PlayD Co., Ltd. (N Search Marketing Co., Ltd.)	Advertising agency business	Korea	100.0%	100.0%	December
Next connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
KT ORS Belgium	Foreign investment business	Belgium	100.0%	100.0%	December
Korea Telecom Japan Co., Ltd.	Foreign telecommunication business	Japan	100.0%	100.0%	December
KBTO sp.zo.o.	Electronic communication business	Poland	96.7%	96.2%	December
Korea Telecom China Co., Ltd.	Foreign telecommunication business	China	100.0%	100.0%	December
KT Dutch B.V.	Super iMax and East Telecom management	Netherlands	100.0%	100.0%	December
Super iMax LLC	Wireless high speed internet business	Uzbekistan	100.0%	100.0%	December
East Telecom LLC	Fixed line telecommunication business	Uzbekistan	91.0%	91.0%	December
Korea Telecom America, Inc.	Foreign telecommunication business	USA	100.0%	100.0%	December
PT. KT Indonesia	Foreign telecommunication business	Indonesia	99.0%	99.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hong Kong Telecommunications Co., Ltd.	Fixed line communication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business	Singapore	100.0%	100.0%	December
Texnoprosistem LLP	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
Nasmedia Thailand Company Limited	Internet advertising solution	Thailand	99.9%	99.9%	December
KT huimangjieum	Manufacturing	Korea	100.0%	—	December

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.

[4]	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

1.3	Changes in Scope of Consolidation

Subsidiaries newly included and excluded in the consolidation during the nine-month period ended September 30, 2019:

Change	Location	Name of Subsidiary	Reason
Included	Korea	KT Strategic Investment Fund No. 5	Newly established
Included	Korea	KT huimangjieum	Newly established
Excluded	Hongkong	KT Hong Kong Limited	Liquidated

Summarized information for consolidated subsidiaries as at September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018, is as follows:

(in millions of Korean won)	September 30, 2019
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period
KT Powertel Co., Ltd.	~~W~~	116,236	~~W~~	17,522	~~W~~	46,064	~~W~~	2,889
KT Linkus Co., Ltd.		62,073		55,969		69,190		(3,159)
KT Submarine Co., Ltd.		124,706		21,703		36,543		441
KT Telecop Co., Ltd.		286,398		158,219		248,084		(3,973)
KT Hitel Co., Ltd.		285,896		76,258		235,638		5,199
KT Service Bukbu Co., Ltd.		77,942		71,663		161,773		(331)
KT Service Nambu Co., Ltd.		63,685		52,171		197,989		2,001
BC Card Co., Ltd. [1]		4,108,329		2,816,386		2,615,072		112,446
H&C Network [1]		244,406		57,711		236,990		4,433
Nasmedia Co., Ltd. [1]		331,696		179,287		86,136		15,072
KTDS Co., Ltd. [1]		157,137		100,023		306,603		9,065
KT M Hows Co., Ltd.		66,549		45,311		23,849		4,527
KT M&S Co., Ltd.		250,282		218,378		587,736		11,771
GENIE Music Corporation (KT Music Corporation)		249,309		98,888		169,492		5,027
KT MOS Bukbu Co., Ltd.		36,166		31,207		45,883		806
KT MOS Nambu Co., Ltd.		33,897		27,536		46,025		1,389
KT Skylife Co., Ltd. [1]		825,945		135,954		527,193		42,495
KT Estate Inc. [1]		1,670,610		290,535		355,428		37,431
KTGDH Co., Ltd. (KTSB Data service Co., Ltd.)		10,280		1,541		2,891		220
KT Sat Co., Ltd.		656,493		140,909		115,506		8,482
KT Sports Co., Ltd.		20,189		10,027		43,921		6,987
KT Music Contents Fund No. 1		10,496		1,663		429		276
KT Music Contents Fund No. 2		7,613		206		266		60
KT-Michigan Global Content Fund		12,551		13		215		(202)
Autopion Co., Ltd.		8,077		5,607		3,935		(382)
KT M mobile Co., Ltd.		141,540		34,503		119,294		(4,094)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	September 30, 2019
	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
KT Investment Co., Ltd. [1]	80,282	63,211	2,009	536
KTCS Corporation [1]	347,341	185,103	694,077	8,382
KTIS Corporation	338,242	169,723	344,429	10,610
Next connect PFV	388,105	22,005	1,398	(933)
Korea Telecom Japan Co., Ltd.[1]	2,355	3,159	1,542	890
Korea Telecom China Co., Ltd.	764	37	558	66
KT Dutch B.V	33,852	38	—	(150)
Super iMax LLC	4,964	6,724	3,210	(488)
East Telecom LLC [1]	20,033	17,128	11,968	578
Korea Telecom America, Inc.	4,632	514	5,128	465
PT. KT Indonesia	8	—	—	—
KT Rwanda Networks Ltd. [2]	142,191	186,229	13,706	(23,007)
KT Belguium	96,817	10	—	(71)
KT ORS Belgium	7,177	13	—	(37)
KBTO sp.zo.o.	2,376	2,192	376	(2,872)
AOS Ltd. [2]	13,177	4,307	5,241	(509)
KT Hong Kong Telecommunications Co., Ltd.	5,290	3,010	9,912	593
KT huimangjieum	1,766	906	216	(639)

(in millions of Korean won)	December 31, 2018				September 30, 2018
	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period
KT Powertel Co., Ltd.	~~W~~	124,064	~~W~~	28,217	~~W~~	49,380	~~W~~	3,013
KT Linkus Co., Ltd.		54,147		44,895		77,095		1,351
KT Submarine Co., Ltd.		130,715		27,530		48,596		(2,316)
KT Telecop Co., Ltd.		272,492		140,314		243,712		(985)
KT Hitel Co., Ltd.		272,708		66,043		198,766		2,959
KT Service Bukbu Co., Ltd.		30,599		23,964		147,463		(286)
KT Service Nambu Co., Ltd.		37,452		27,939		173,413		(457)
BC Card Co., Ltd. [1]		3,722,379		2,630,536		2,657,894		90,325
H&C Network [1]		245,841		63,188		211,665		8,195
Nasmedia Co., Ltd. [1]		303,112		161,164		78,580		15,261
KTDS Co., Ltd. [1]		148,675		95,834		307,491		8,057
KT M Hows Co., Ltd.		60,197		42,386		17,341		1,312
KT M&S Co., Ltd.		228,073		207,740		566,946		9,770
GENIE Music Corporation (KT Music Corporation)		221,559		75,827		110,585		3,370
KT MOS Bukbu Co., Ltd.		14,121		10,571		—		—
KT MOS Nambu Co., Ltd.		14,313		8,927		—		—

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	December 31, 2018		September 30, 2018
	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
KT Skylife Co., Ltd. [1]	816,001	149,841	513,266	40,594
KT Estate Inc. [1]	1,695,995	304,712	412,591	41,421
KTSB Data service	8,632	523	3,595	(250)
KT Sat Co., Ltd.	685,926	173,513	99,280	2,283
KT Sports Co., Ltd.	9,560	6,376	43,870	7,269
KT Music Contents Fund No. 1	14,092	1,035	337	139
KT Music Contents Fund No. 2	7,629	281	65	(162)
KT-Michigan Global Content Fund	12,741	—	848	410
Autopion Co., Ltd.	8,838	5,801	11,151	595
KT M mobile Co., Ltd.	146,334	35,335	126,150	(9,955)
KT Investment Co., Ltd. [1]	74,580	58,040	2,104	33
KTCS Corporation [1]	350,280	188,561	696,910	8,889
KTIS Corporation	229,246	68,997	336,297	9,121
Next connect PFV	385,769	34,370	—	—
Korea Telecom Japan Co., Ltd.[1]	1,326	2,910	1,411	(112)
Korea Telecom China Co., Ltd.	661	22	447	(66)
KT Dutch B.V	31,693	41	92	21
Super iMax LLC	4,150	4,528	3,787	(200)
East Telecom LLC [1]	16,590	14,263	11,150	1,242
Korea Telecom America, Inc.	4,218	832	5,653	407
PT. KT Indonesia	8	—	—	—
KT Rwanda Networks Ltd. [2]	144,129	162,801	11,431	(20,694)
KT Belguium	90,172	1	—	(28)
KT ORS Belgium	6,709	5	—	(39)
KBTO sp.zo.o.	1,364	217	151	(3,086)
AOS Ltd. [2]	14,018	4,952	4,495	(721)
KT Hong Kong Telecommunications Co., Ltd.	3,616	2,143	7,982	331

[1]	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The Group’s consolidated interim financial statements for the nine-month period ended September 30, 2019, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as at September 30, 2019.

(1) New and amended standards adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2019.

•	Enactment of Korean IFRS 1116 Leases

Korean IFRS 1116 Leases replaces Korean IFRS 1017 Leases. Under Korean IFRS 1116, with implementation of a single lease model, lessee is required to recognize assets and liabilities for all lease which lease term is over 12 months and underlying assets are not low value assets. A lessee is required to recognize a right-of-use asset and a lease liability representing its obligation to make lease payments.

With implementation of Korean IFRS 1116 Lease, the Group has changed accounting policy. The Group has adopted Korean IFRS 1116 retrospectively, as permitted under the specific transitional provisions in the standard, and recognized the cumulative impact of initially applying the standard as at January 1, 2019, the date of initial application. The Group has not restated comparatives for the 2018 reporting period. The impact of the adoption of the leasing standard and the new accounting policies are disclosed in Note 30.

•	Korean IFRS 1109 Financial Instruments

The narrow-scope amendments made to Korean IFRS 1109 Financial Instruments enable entities to measure certain prepayable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss. The amendment does not have a significant impact on the financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

•	Amendments to Korean IFRS 1019 Employee Benefits

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

The amendments clarify that an entity shall apply Korean IFRS 1109 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. The amendment does not have a significant impact on the financial statements

•	Enactment to Interpretation of Korean IFRS 2123 Uncertainty over Income Tax Treatments

The Interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment, and includes guidance on how to determine whether each uncertain tax treatment is considered separately or together. It also presents examples of circumstances where a judgement or estimate is required to be reassessed. The impact of the enactment of this interpretation on financial statements is under analysis.

•	Annual Improvements to Korean IFRS 2015 – 2017 Cycle:

•	Korean IFRS 1103 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation. The amendment does not have a significant impact on the financial statements.

•	Korean IFRS 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not re-measured. The amendment does not have a significant impact on the financial statements.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

•	Paragraph 57A of Korean IFRS 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. The amendment does not have a significant impact on the financial statements.

•	Korean IFRS 1023 Borrowing Costs

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. The amendment does not have a significant impact on the financial statements.

(2) New standards and interpretations not yet adopted by the Group

There are no certain new accounting standard and interpretation that have been published that are not mandatory for annual reporting period commencing January 1, 2019 and have not been early adopted by the Group.

2.2	Accounting Policies

Significant accounting policies and method of computation used in the presentation of the condensed consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2018, except for the changes due to the application of amendment and enactments of standards described in Note 2.1 (1) the one described below.

2.2.1	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

3.	Critical Accounting Estimates and Assumptions

The Group makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

Significant accounting estimates and assumptions applied in the preparation of these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements for the year ended December 31, 2018, except for the estimates used to determine income tax expense, and accounting estimates and assumptions for implementation of Korean IFRS 1116.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

4.	Financial Instruments by Category

Financial instruments by category as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,128,393	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,128,393
Trade and other receivables [1]		5,688,452		—		1,420,935		—		7,109,387
Other financial assets		453,890		658,408		527,921		125,695		1,765,914

(in millions of Korean won)	September 30, 2019
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables [1]	~~W~~	8,835,308	~~W~~	—	~~W~~	—	~~W~~	8,835,308
Borrowings		6,408,298		—		—		6,408,298
Other financial liabilities		131,845		7,803		1,863		141,511

[1]	Lease receivables (lease liabilities) and others which are not applied to financial Instruments by category are excluded.

(in millions of Korean won)	December 31, 2018
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,703,422	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,703,422
Trade and other receivables		5,553,068		—		1,097,348		—		6,650,416
Other financial assets		484,272		777,685		326,157		29,843		1,617,957

(in millions of Korean won)	December 31, 2018
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	8,521,379	~~W~~	—	~~W~~	—	~~W~~	8,521,379
Borrowings		6,648,293		—		—		6,648,293
Other financial liabilities		99,330		7,758		57,308		164,396

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

5.	Trade and Other Receivables

Trade and other receivables as at September 30, 2019 and December 31, 2018, are as follows:

	September 30, 2019
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,749,892	~~W~~	(376,128)	~~W~~	(8,135)	~~W~~	3,365,629
Other receivables		2,859,445		(82,660)		(212)		2,776,573

Total	~~W~~	6,609,337	~~W~~	(458,788)	~~W~~	(8,347)	~~W~~	6,142,202

Non-current assets
Trade receivables	~~W~~	558,501	~~W~~	(2,398)	~~W~~	(29,908)	~~W~~	526,195
Other receivables		515,955		(21,870)		(24,485)		469,600

Total	~~W~~	1,074,456	~~W~~	(24,268)	~~W~~	(54,393)	~~W~~	995,795

	December 31, 2018
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,422,086	~~W~~	(357,548)	~~W~~	(9,873)	~~W~~	3,054,665
Other receivables		2,827,864		(74,948)		(160)		2,752,756

Total	~~W~~	6,249,950	~~W~~	(432,496)	~~W~~	(10,033)	~~W~~	5,807,421

Non-current assets
Trade receivables	~~W~~	402,027	~~W~~	(2,376)	~~W~~	(17,970)	~~W~~	381,681
Other receivables		506,061		(18,874)		(25,873)		461,314

Total	~~W~~	908,088	~~W~~	(21,250)	~~W~~	(43,843)	~~W~~	842,995

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of other receivables as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Loans	~~W~~	86,154	~~W~~	88,476
Receivables [1]		2,747,171		2,739,825
Accrued income		12,060		10,171
Refundable deposits		349,960		370,481
Loans receivable		92,770		54,952
Finance lease receivables		32,393		22,230
Others		30,195		21,757
Less: Provision for impairment		(104,530)		(93,822)

	~~W~~	3,246,173	~~W~~	3,214,070

[1]	The settlement receivables of BC Card Co., Ltd. of ~~W~~1,972,308 million (December 31, 2018: ~~W~~1,895,575 million) are included.

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at September 30, 2019.

A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

6.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Other financial assets
Financial assets at amortized cost [1]	~~W~~	453,890	~~W~~	484,272
Financial assets at fair value through profit or loss [1,2]		658,408		777,685
Financial assets at fair value through other comprehensive income [1]		527,921		326,157
Derivatives used for hedging		125,695		29,843
Less: Non-current		(968,845)		(623,176)

Current	~~W~~	797,069	~~W~~	994,781

Other financial liabilities
Financial liabilities at amortized cost	~~W~~	131,845	~~W~~	99,330
Financial liabilities at fair value through profit or loss		7,803		7,758
Derivatives used for hedging		1,863		57,308
Less: Non-current		(140,506)		(163,454)

Current	~~W~~	1,005	~~W~~	942

[1]

As at September 30, 2019, the Group’s other financial assets amounting to ~~W~~83,608 million (December 31, 2018: ~~W~~60,978 million), which consist of checking account deposits, and time deposits and others, are subject to withdrawal restrictions.

[2]	As at September 30, 2019, MMW (Money Market Wrap) and MMT (Money Market Trust) amounting to ~~W~~402,547 million are included in other financial assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of financial assets at fair value through profit or loss as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Equity instruments (Listed)	~~W~~	292	~~W~~	121
Equity instruments (Unlisted)		106,698		62,911
Debt securities		551,244		714,653
Derivative held for trading		174		—

Total	~~W~~	658,408	~~W~~	777,685
Less: non-current		(325,606)		(269,148)

Current	~~W~~	332,802	~~W~~	508,537

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at September 30, 2019.

Investment in Korea Software Financial Cooperative amounting to ~~W~~1,136 million is provided as collateral.

Details of financial assets at fair value through other comprehensive income as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Equity instruments (Listed)	~~W~~	6,750	~~W~~	8,861
Equity instruments (Unlisted)		513,930		310,387
Debt securities		7,241		6,909

Total		527,921		326,157
Less: non-current		(526,748)		(326,157)

Current	~~W~~	1,173	~~W~~	—

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income for these equity instruments is not reclassified to profit or loss, but to retained earnings. Upon disposal of debt securities, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of valuation of derivatives used for hedging as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019				December 31, 2018
	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1]	~~W~~	—	~~W~~	1,863	~~W~~	—	~~W~~	599
Currency swap [2]		118,995		—		29,843		54,074
Currency forwards [3]		6,700		—		—		2,635

Total		125,695		1,863		29,843		57,308
Less: non-current		(103,651)		(880)		(4,732)		(56,366)

Current	~~W~~	22,044	~~W~~	983	~~W~~	25,111	~~W~~	942

[1]	The interest rate swap contract is to hedge the risk of variability in future fair value of the bond.
[2]

The currency swap contract is to hedge the risk of variability in cash flow from the bond. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.

[3]	The currency forward contract is to hedge the risk of variability in cash flow from transactions in foreign currencies due to changes in foreign exchange rate.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivative contracts for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019						2018
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	~~W~~	—	~~W~~	45	~~W~~	(1,177)	~~W~~	141	~~W~~	—	~~W~~	—
Currency swap		153,579		—		165,322		47,307		10,036		(4,054)
Currency forwards		8,613		—		8,613		5,551		—		—

Total	~~W~~	162,192	~~W~~	45	~~W~~	172,758	~~W~~	52,999	~~W~~	10,036	~~W~~	(4,054)

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~4,775 million for the current period (the nine-month period ended September 30, 2018: valuation gain of ~~W~~183 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

7.	Inventories

Inventories as at September 30, 2019 and December 31, 2018, are as follows:

	September 30, 2019						December 31, 2018
(in millions of Korean won)	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	750,035	~~W~~	(119,069)	~~W~~	630,966	~~W~~	794,020	~~W~~	(113,581)	~~W~~	680,439
Others		5,270		—		5,270		3,560		—		3,560

Total	~~W~~	755,305	~~W~~	(119,069)	~~W~~	636,236	~~W~~	797,580	~~W~~	(113,581)	~~W~~	683,999

Cost of inventories recognized as expenses for the nine-month period ended September 30, 2019, amounts to ~~W~~3,390,719 million (the nine-month period ended September 30, 2018: ~~W~~2,789,564 million) and valuation loss on inventory amounts to ~~W~~5,488 million for the nine-month period ended September 30, 2019 (the nine-month period ended September 30, 2018: valuation loss of ~~W~~46,992 million).

8.	Other Assets and Liabilities

Other assets and liabilities as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Other assets
Advance payments	~~W~~	185,390	~~W~~	162,784
Prepaid expenses [1]		1,940,266		1,667,372
Contract assets [1]		557,099		398,797
Others		13,399		4,491
Less: Non-current		(685,800)		(545,895)

Current	~~W~~	2,010,354	~~W~~	1,687,549

Other liabilities
Advances received	~~W~~	193,601	~~W~~	165,565
Withholdings		126,288		89,403
Unearned revenue [1]		57,273		39,528
Contract liabilities [1]		349,078		347,462
Others		20,974		24,909
Less: Non-current		(69,129)		(70,277)

Current	~~W~~	678,085	~~W~~	596,590

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 (Note 19).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

9.	Assets Held for Sale

In the prior year, as the Group decided to sell total shares of PT Mitra Transksi Indonesia, investments in associates, with the approval of the Board of Directors and shareholders, the associated asset amounting to ~~W~~13,035 million was presented as held for sale. The associated asset was sold during the nine-month period ended September 30, 2019.

10.	Property and Equipment, Investment Properties, and Intangible Assets

Changes in property and equipment for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning, net	~~W~~	13,068,257	~~W~~	13,562,319
Changes in accounting policy [1]		(209,760)		—
Acquisition and capital expenditure		2,508,580		1,319,150
Disposal and termination		(61,101)		(60,469)
Depreciation		(1,828,728)		(2,033,176)
Transfer from (to) investment property		(38,823)		101,897
Others		(88,760)		(34,465)

Ending, net	~~W~~	13,349,665	~~W~~	12,855,256

[1]	With the application of Korean IFRS 1116, the assets were reclassified from property and equipment to right-of-use assets (Note 30).

Details of property and equipment provided as collateral as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019
	Carrying amount	Secured amount	Related line item	Related amount	Secured party
Land and Buildings	~~W~~16,802	~~W~~21,500	Borrowings	~~W~~8,000	Industrial Bank of Korea/Korea Development Bank
Others	46,957	43,247	Borrowings	7,208	Shinhan Bank

(in millions of Korean won)	December 31, 2018
	Carrying amount	Secured amount	Related line item	Related amount	Secured party
Land and Buildings	~~W~~13,163	~~W~~15,113	Borrowings	~~W~~7,878	Standard Charted Bank/Korea Development Bank
Others	50,278	40,252	Borrowings	10,063	Shinhan Bank

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Changes in investment properties for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning	~~W~~	1,091,084	~~W~~	1,189,531
Acquisition		219,513		69,782
Disposal		(40)		(1,660)
Depreciation		(33,621)		(34,278)
Transfer from (to) property and equipment		38,823		(101,897)
Others		39		—

Ending	~~W~~	1,315,798	~~W~~	1,121,478

Details of investment properties provided as collateral as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	840,997	~~W~~	62,971	Deposits	~~W~~	57,328

(in millions of Korean won)	December 31, 2018
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	548,567	~~W~~	66,551	Deposits	~~W~~	59,492
Land and Buildings		5,292		3,987	Borrowings		3,322

Changes in intangible assets for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning, net	~~W~~	3,407,123	~~W~~	2,632,703
Changes in accounting policy [1]		(26,207)		—
Acquisition and capital expenditure		130,480		118,839
Disposal and termination		(8,168)		(11,484)
Amortization		(491,879)		(462,895)
Others		5,013		62,919

Ending, net	~~W~~	3,016,362	~~W~~	2,340,083

[1]	With the application of Korean IFRS 1116, the assets were reclassified from intangible assets to right-of-use assets (Note 30).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

The carrying amount of membership rights and others, excluding goodwill, with indefinite useful life not subject to amortization is ~~W~~238,868 million as at September 30, 2019 (December 31, 2018: ~~W~~239,619 million).

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As at September 30, 2019, goodwill allocated to each cash-generation unit is as follows:

(in millions of Korean won)
	Amount
Cash generating Unit
Customer/Marketing
Telecom Wireless business [1]	~~W~~	65,057
Finance
BC Card Co., Ltd. [1]		41,234
Others
GENIE Music Corporation (KT Music Corporation) [1]		53,871
PlayD Co., Ltd. (N SEARCH MARKETING Corporation) [1]		42,745
KT Telecop Co., Ltd. [1]		15,418
KT MOS Bukbu Co., Ltd and others		18,143

Total	~~W~~	236,468

[1]

The recoverable amounts of telecom wireless business, BC Card Co., Ltd., PlayD Co., Ltd. (N SEARCH MARKETING Corporation) and KT Telecop Co., Ltd. are calculated based on value-in use calculations. The recoverable amounts of GENIE Music Corporation (KT Music Corporation) is calculated based on value-in use calculations or fair value less costs to sell. These calculations use pre-tax cash flow projections for the next five years based on financial budgets. Cash flow that exceeds the period of financial budgets is projected by expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate based on past performance and its expectation of future market changes. The Group determined cash flow projections based on past performance and its estimation of market growth. Specific risk of related operating segment is reflected in discount rate.

11.	Investments in Associates and Joint Ventures

Details of associates as at September 30, 2019 and December 31, 2018, are as follows:

	Percentage of ownership (%)		Location	Date of financial statements
	September 30, 2019	December 31, 2018
Korea Information & Technology Fund	33.3%	33.3%	Korea	December 31
KT-SB Venture Investment Fund [1]	—	50.0%	Korea	December 31
KT-IBKC Future Investment Fund 1 [2]	50.0%	50.0%	Korea	December 31
KT-CKP New Media Investment Fund	49.7%	49.7%	Korea	December 31
K Bank Inc. [3]	10.0%	10.0%	Korea	December 31

[1]

At the end of the reporting period, although the Group owns 50% ownership in this entity, this entity is included in investments in joint ventures as the Group cannot unilaterally make decisions in determining the operating and financial policies.

[2]

At the end of the reporting period, although the Group (KT-IBKC Future Investment Fund 1) owns 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of the investment fund, because the Group cannot participate in determining the operating and financial policies.

[3]

At the end of the reporting period, although the Group owns less than 20% ownership in this entity, this entity is included in investments in associates as the Group has significant influence in determining the operating and financial policies. And, 12.1% of non-voting convertible stock are excluded from the ownership percentage.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Changes in investments in associates and joint ventures for the nine-month periods ended September 30, 2019 and 2018, are as follows:

	2019
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Fund	~~W~~	148,255	~~W~~	—	~~W~~	5,399	~~W~~	(3,383)	~~W~~	150,271
KT-SB Venture Investment		4,470		(4,470)		—		—		—
KT-IBKC future investment fund 1		9,961		3,750		(149)		112		13,674
KT-CKP New Media Investment Fund		281		(174)		27		—		134
K Bank Inc.		52,655		21,782		(14,736)		(8,292)		51,409
Others		56,785		(6,933)		7,007		(12,788)		44,071

Total	~~W~~	272,407	~~W~~	13,955	~~W~~	(2,452)	~~W~~	(24,351)	~~W~~	259,559

	2018
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Fund	~~W~~	139,534	~~W~~	—	~~W~~	8,906	~~W~~	(5,032)	~~W~~	143,408
KT-SB Venture Investment		2,942		—		(4)		—		2,938
KT-IBKC future investment fund 1		10,825		(910)		388		(141)		10,162
KT-CKP New Media Investment Fund		2,294		(1,100)		(769)		—		425
K Bank Inc.		42,108		12,300		(10,702)		(2,892)		40,814
Others		81,728		6,093		(1,081)		(29,204)		57,536

Total	~~W~~	279,431	~~W~~	16,383	~~W~~	(3,262)	~~W~~	(37,269)	~~W~~	255,283

[1]

KT investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit (loss) from associates and joint ventures as operating revenue and expense. These include its share in net profit from associates and joint ventures of ~~W~~(-) 20 million (the nine-month period ended September 30, 2018: net loss of ~~W~~530 million) recognized as operating revenue and expense during the period.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Summarized financial information of associates and joint ventures as at September 30, 2019 and December 31, 2018 and for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	September 30, 2019
	Assets		Liabilities		Operating revenue		Profit (loss) for the period
Korea Information & Technology Fund	~~W~~	450,814	~~W~~	—	~~W~~	—	~~W~~	16,197
KT-IBKC future investment fund 1		27,124		—		441		(298)
KT-CKP New Media Investment Fund		269		—		56		54
K Bank Inc.		2,823,838		2,591,062		70,264		(74,153)

(in millions of Korean won)	December 31, 2018				September 30, 2018
	Assets		Liabilities		Operating revenue		Loss for the period
Korea Information & Technology Fund	~~W~~	444,764	~~W~~	—	~~W~~	35,522	~~W~~	26,745
KT-SB Venture Investment		8,946		6		—		(8)
KT-IBKC future investment fund 1		19,922		—		1,231		775
KT-CKP New Media Investment Fund		565		—		284		(1,548)
K Bank Inc.		2,184,657		1,904,574		47,698		(57,597)

Due to the discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~7,915 million for the nine-month period ended September 30, 2019 (the nine-month period ended September 30, 2018: loss of ~~W~~1,717 million). The accumulated comprehensive loss of associates and joint ventures as at September 30, 2019, which was not recognized by the Group is ~~W~~14,390 million (December 31, 2018: loss of ~~W~~6,475 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

12.	Trade and Other Payables

Details of trade and other payables as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Current liabilities
Trade payables	~~W~~	1,627,642	~~W~~	1,236,489
Other payables		6,436,092		5,771,026

Total	~~W~~	8,063,734	~~W~~	7,007,515

Non-current liabilities
Trade payables	~~W~~	2,378	~~W~~	3,207
Other payables		1,573,033		1,510,657

Total	~~W~~	1,575,411	~~W~~	1,513,864

Details of other payables as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Non-trade payables [1]	~~W~~	4,903,181	~~W~~	5,191,268
Accrued expenses		1,163,073		904,135
Operating deposits		966,886		819,968
Lease liabilities [2]		803,837		163,858
Others		172,148		202,454
Less: non-current		(1,573,033)		(1,510,657)

Current	~~W~~	6,436,092	~~W~~	5,771,026

[1]

Settlement payables of BC Card Co., Ltd., a subsidiary of the Group, of ~~W~~2,008,334 million related to credit card transactions are included as at September 30, 2019 (December 31, 2018: ~~W~~1,996,320 million).

[2]	With the application of Korean IFRS 1116, the lease liabilities were included in other liabilities (Note 30).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

13.	Borrowings

Details of borrowings as at September 30, 2019 and December 31, 2018, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)				September 30, 2019			December 31, 2018
Type	Maturity	Annual interest rates		Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep 7, 2034	6.500%		USD 100,000	~~W~~	120,130	USD 100,000	~~W~~	111,810
MTNP notes	Apr 22, 2019	—		—		—	USD 350,000		391,335
MTNP notes	Jul 18, 2026	2.500%		USD 400,000		480,520	USD 400,000		447,240
MTNP notes	Aug 7, 2022	2.625%		USD 400,000		480,520	USD 400,000		447,240
FR notes [2]	Aug 23, 2020	LIBOR +0.400	(3M) %	USD 200,000		240,260	USD 200,000		223,620
FR notes [2]	Aug 23, 2023	LIBOR +0.900	(3M) %	USD 100,000		120,130	USD 100,000		111,810
MTNP notes	Jul 6, 2020	0.310%		JPY 4,000,000		44,536	JPY 4,000,000		40,527
MTNP notes	Jul 6, 2021	0.380%		JPY 16,000,000		178,144	JPY 16,000,000		162,109
MTNP notes	Nov 13, 2020	0.300%		JPY 30,000,000		334,020	JPY 30,000,000		303,954
MTNP notes	Jul 19, 2022	0.220%		JPY 29,600,000		329,566	—		—
MTNP notes	Jul 19, 2024	0.330%		JPY 400,000		4,454	—		—
The 180-2nd Public bond	Apr 26, 2021	4.710%		—		380,000	—		380,000
The 181-3rd Public bond	Aug 26, 2021	4.090%		—		250,000	—		250,000
The 182-2nd Public bond	Oct 28, 2021	4.310%		—		100,000	—		100,000
The 183-2nd Public bond	Dec 22, 2021	4.090%		—		90,000	—		90,000
The 183-3rd Public bond	Dec 22, 2031	4.270%		—		160,000	—		160,000
The 184-2nd Public bond	Apr 10, 2023	2.950%		—		190,000	—		190,000
The 184-3rd Public bond	Apr 10, 2033	3.170%		—		100,000	—		100,000
The 185-2nd Public bond	Sep 16, 2020	3.650%		—		300,000	—		300,000
The 186-2nd Public bond	Jun 26, 2019	—		—		—	—		170,000
The 186-3rd Public bond	Jun 26, 2024	3.418%		—		110,000	—		110,000
The 186-4th Public bond	Jun 26, 2034	3.695%		—		100,000	—		100,000
The 187-2nd Public bond	Sep 2, 2019	—		—		—	—		220,000
The 187-3rd Public bond	Sep 2, 2024	3.314%		—		170,000	—		170,000
The 187-4th Public bond	Sep 2, 2034	3.546%		—		100,000	—		100,000
The 188-1st Public bond	Jan 29, 2020	2.259%		—		160,000	—		160,000
The 188-2nd Public bond	Jan 29, 2025	2.454%		—		240,000	—		240,000
The 188-3rd Public bond	Jan 29, 2035	2.706%		—		50,000	—		50,000
The 189-1st Public bond	Jan 28, 2019	—		—		—	—		100,000
The 189-2nd Public bond	Jan 28, 2021	1.946%		—		130,000	—		130,000
The 189-3rd Public bond	Jan 28, 2026	2.203%		—		100,000	—		100,000
The 189-4rd Public bond	Jan 28, 2036	2.351%		—		70,000	—		70,000
The 190-1st Public bond	Jan 29, 2021	2.548%		—		110,000	—		110,000
The 190-2nd Public bond	Jan 30, 2023	2.749%		—		150,000	—		150,000
The 190-3rd Public bond	Jan 30, 2028	2.947%		—		170,000	—		170,000
The 190-4th Public bond	Jan 30, 2038	2.931%		—		70,000	—		70,000
The 191-1st Public bond	Jan 14, 2022	2.048%		—		220,000	—		—

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won and foreign currencies in thousands)			September 30, 2019			December 31, 2018
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 191-2nd Public bond	Jan 15, 2024	2.088%	—		80,000	—		—
The 191-3rd Public bond	Jan 15, 2029	2.160%	—		110,000	—		—
The 191-4th Public bond	Jan 14, 2039	2.213%	—		90,000	—		—

Subtotal					6,132,280			6,029,645
Less: Current portion					(744,235)			(880,940)
Discount on bonds					(19,859)			(20,056)

Total				~~W~~	5,368,186		~~W~~	5,128,649

[1]

As at September 30, 2019, the Group has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been suspended since 2007.

[2]	The Libor (3M) is approximately 2.085% as at September 30, 2019.

Short-term borrowings

(in millions of Korean won)
Type	Financial institution	Annual interest rates	September 30, 2019	December 31, 2018
Operational	NongHyup Bank	3.600%	~~W~~15,000	~~W~~15,000
	Shinhan Bank	3.340%~4.720%	57,800	59,800
	Shinhan Bank, Indonesia	—	—	614
	Industrial Bank of Korea	2.980%	2,000	—
	Korea Development Bank	3.850%	10,000	16,200
	Soohyup Bank	4.310%	1,000	1,000

	Total		~~W~~85,800	~~W~~92,614

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Long-term borrowings

(in millions of Korean won and foreign currencies in thousands)			September 30, 2019			December 31, 2018
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of	Inter-Korean	1.500%	—	~~W~~	3,454	—	~~W~~	3,948
Korea	Cooperation Fund [1]
Industrial Bank of Korea	General loans	2.980%	—		6,000	—		—
Shinhan Bank	General loans	3.120%	—		5,000	—		5,000
	Facility loans	2.870%	—		30,000	—		30,000
	Vessel facility loans [2]	LIBOR(3M)+0.706%	USD 6,000		7,208	USD 9,000		10,063
Standard Charted Bank	General loans	3.160%	—		—	—		6,000
NongHyup Bank	Facility loans	2.000%	—		85	—		104
	General loans	—	—		—	—		8,000
Korea Development Bank	General loans	3.020%	—		10,000	—		10,000
	General loans	3.310%	—		30,000			30,000
NH Investment & Security Co., Ltd.	Commercial papers	—	—		—	—		300,000
Others	Redeemable convertible preferred stock [3]	1.000%	—		950	—		950
	Kookmin Bank and others [2]	LIBOR(3M)+1.850%	USD 97,711		117,380	USD 127,023		142,025

Subtotal					210,077			546,090

Less: Current portion					(85,627)			(394,927)

Total				~~W~~	124,450		~~W~~	151,163

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]	LIBOR(3M) is approximately 2.085% as at September 30, 2019.
[3]	Skylife TV Co., Ltd., a subsidiary of the Group, issued 1,900,000 of redeemable convertible preferred stock with a par value per share of ~~W~~500 in 2010.

Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as at September 30, 2019, is as follows:

(in millions of Korean won)
	Debentures						Borrowings						Total
	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub-total
Oct. 1, 2019 ~ Sep. 30, 2020	~~W~~	460,000	~~W~~	284,796	~~W~~	744,796	~~W~~	117,268	~~W~~	54,160	~~W~~	171,428	~~W~~	916,224
Oct. 1, 2020 ~ Sep. 30, 2021		870,000		512,164		1,382,164		51,518		46,952		98,470		1,480,634
Oct. 1, 2021 ~ Sep. 30, 2022		410,000		810,086		1,220,086		518		23,476		23,994		1,244,080
Oct. 1, 2022 ~ Sep. 30, 2023		340,000		120,130		460,130		506		—		506		460,636
Thereafter Oct. 1, 2023		1,720,000		605,104		2,325,104		1,480		—		1,480		2,326,584

Total	~~W~~	3,800,000	~~W~~	2,332,280	~~W~~	6,132,280	~~W~~	171,290	~~W~~	124,588	~~W~~	295,878	~~W~~	6,428,158

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

14.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2019 and 2018, are as follows:

	2019
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	58,760	~~W~~	118,828	~~W~~	97,868	~~W~~	275,456
Increase (transfer)		(8,623)		6,689		17,138		15,204
Usage		(35,624)		(2,273)		(10,877)		(48,774)
Reversal		—		(4,568)		(13,917)		(18,485)

Ending balance	~~W~~	14,513	~~W~~	118,676	~~W~~	90,212	~~W~~	223,401

Current	~~W~~	14,513	~~W~~	1,928	~~W~~	87,033	~~W~~	103,474
Non-current		—		116,748		3,179		119,927

	2018
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	18,306	~~W~~	100,216	~~W~~	84,508	~~W~~	203,030
Increase (transfer)		5		3,573		12,856		16,434
Usage		(3,003)		(1,915)		(9,697)		(14,615)
Reversal		(1,068)		(1,785)		(674)		(3,527)

Ending balance	~~W~~	14,240	~~W~~	100,089	~~W~~	86,993	~~W~~	201,322

Current	~~W~~	14,235	~~W~~	1,710	~~W~~	62,343	~~W~~	78,288
Non-current		5		98,379		24,650		123,034

15.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at September 30, 2019 and December 31, 2018, are determined as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Present value of defined benefit obligations	~~W~~	2,355,385	~~W~~	2,201,876
Fair value of plan assets		(1,635,184)		(1,643,046)

Liabilities	~~W~~	720,201	~~W~~	561,269

Assets	~~W~~	—	~~W~~	2,439

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Changes in the defined benefit obligations for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning	~~W~~	2,201,876	~~W~~	1,911,166
Current service cost		184,695		165,709
Interest expense		34,694		37,174
Benefit paid		(80,765)		(74,336)
Remeasurements		12,037		7,218
Others		2,848		22,161

Ending	~~W~~	2,355,385	~~W~~	2,069,092

Changes in the fair value of plan assets for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning	~~W~~	1,643,046	~~W~~	1,519,779
Interest income		26,579		30,204
Remeasurements on plan assets		(1,307)		(10,115)
Employer contributions		38,627		5,634
Benefits paid		(73,132)		(66,718)
Others		1,371		16,691

Ending	~~W~~	1,635,184	~~W~~	1,495,475

Amounts recognized in the consolidated statement of profit or loss for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Current service cost	~~W~~	184,695	~~W~~	165,709
Net interest cost		8,115		6,970
Transfer in (out)		(11,656)		(7,733)

Total expenses	~~W~~	181,154	~~W~~	164,946

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

16. Commitments and Contingencies

As at September 30, 2019, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,637,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	3,454
Collateralized loan on electronic accounts receivable-trade	Shinhan Bank and others	KRW	447,560	26,432
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	166
Loans for working capital	Korea Development Bank and others	KRW	254,250	152,750
	Shinhan Bank and others	KRW	102,123	86
Facility loans	Kookmin Bank and others	USD	212,000	97,711
Facility loans on ships	Shinhan Bank	USD	6,000	6,000
Derivatives transaction limit	Korea Development Bank	KRW	100,000	688

		KRW	2,628,633	183,576
Total		USD	218,000	103,711

As at September 30, 2019, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Performance guarantee	Seoul Guarantee Insurance and others	KRW USD	183,346 1,200
Guarantee for import letters of credit	Industrial Bank of Korea and others	USD	5,980
Guarantee for payment in foreign currency	KEB Hana Bank and others	USD PLN[1]	57,878 13,751
Comprehensive credit line	KEB Hana Bank and others	KRW USD	40,000 10,000
Bid guarantee	KEB Hana Bank	USD	400
Bid guarantee		KRW	47,192
Performance guarantee / Warranty Guarantee	Korea Software Financial Cooperative and others	KRW	444,286
Guarantee for advances received/others		KRW	180,515
Warranty guarantee		KRW	942
Guarantees for licensing		KRW	4,462
Guarantees for deposits	Seoul Guarantee Insurance	KRW	3,963
Merchant business guarantee insurance		KRW	115

Total		KRW	904,821
		USD	75,458
		PLN[1]	13,751

[1]	Polish Zloty.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

As at September 30, 2019, guarantees provided by the Group to a third party, are as follows:

(in millions of Korean won)
	Subject to payment guarantees	Creditor	Limit		Used amount		Period
KT Estate Inc.	Busan Gaya Centreville Buyers	Shinhan Bank	~~W~~	4,829	~~W~~	4,137	Nov 10, 2017 ~ Oct. 31, 2020
KT Estate Inc.	Daegu Beomeo-Crossroads SeohanIDaum Buyers	Shinhan Bank		8,172		6,990	Oct. 29, 2017 ~ Nov. 30, 2020
KT Hitel Co., Ltd.	Shinhan Bank	Cash payers		683		—	Apr 19, 2019 ~ Apr 17, 2020
KT Hitel Co., Ltd.	Korea Software Financial Cooperative	Yonsei University and others		34,715		1,658	Oct 22, 2018 ~ Oct 22, 2021

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at September 30, 2019, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~2,732 million.

For the nine-month period ended September 30, 2019, the Group made agreements with the Securitization Specialty Companies (2019: Giga LTE Forty third to Forty sixth Securitization Specialty Co., Ltd., 2018: Giga LTE Thirty seventh to Forty second Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement the Group will receive asset management fees upon liquidation of securitization Specialty Company.

As at September 30, 2019, the Group is a defendant in 183 lawsuits with the total claimed amount of ~~W~~124,629 million (2018: ~~W~~169,246 million). As at September 30, 2019, litigation provisions of ~~W~~14,513 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

In December 2013, Asia Broadcast Satellite Holdings Ltd. (“ABS”) filed a request for meditation to the International Chamber of Commerce (“ICC”) for the compensation of damages from the ownership of the satellite Koreasat-3 (“K3”) and the alleged breach of the entrustment control contract related to K3, which was made and entered into with the Controlling Company and its subsidiary, KT Sat Co., Ltd. In July 2017, the ICC issued a partial ruling that ABS has the ownership of K3, and in March 2018, the final ruling was issued that KT Sat Co., Ltd. should pay compensation for damages to ABS. However, in October 2017, the Controlling Company and its subsidiary, KT Sat Co., Ltd. filed a lawsuit seeking the cancellation of the partial ruling in the Federal Court of New York, and filed another lawsuit in May 2018 seeking the cancellation of the final ruling. The Federal Court of New York dismissed the first case in April and the second case in July 2018. The Controlling Company and its subsidiary, KT Sat Co., Ltd. filed an appeal to the US Court of Appeals for the Second Circuit in August 2018, but the U.S. Court of Appeals for the Second Circuit ruled to dismiss the appeal in September 2019. The Controlling Company and its subsidiaries, KT Sat Co., Ltd. plan to appeal to the U.S. Supreme Court for the Second U.S. Circuit Court of Appeals for the Dismissal of Appeals. The Controlling Company and its subsidiaries, KT Sat Co., Ltd. plan to appeal to the U.S. Supreme Court for the 2nd U.S. Circuit Court of Appeals for the Dismissal of Appeals. The outcome of the appeal cannot be reasonably estimated at the end of the reporting period.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

According to the financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

At the end of the reporting period, the Group is offering construction completion guarantee agreement to development of Nonsan Hwagidong apartment complex. If a contingent event occurs in between November 24, 2017 and to February 9, 2020, the Group collaterally guarantees the debt of AbleNS 1st Co. up to ~~W~~6,000 million.

At the end of the reporting period, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

At the end of the reporting period, contract amount of property and equipment acquisition agreement made but not yet recognized amounts to ~~W~~701,934 million (December 31, 2018: ~~W~~1,474,009 million).

17. Retained Earnings

Details of retained earnings as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		6,193,758		5,895,248

Total	~~W~~	11,627,369	~~W~~	11,328,859

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.

2

The provision of research and development of human resources is separately accumulated with tax reserve fund during earned surplus disposal by Tax Reduction and Exemption Control Act of Korea. Reversal of this provision can be paid out as dividends according to related tax law.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

18.	Other Components of Equity

The Group’s other components of equity as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Treasury stock	~~W~~	(825,838)	~~W~~	(830,874)
Gain or loss on disposal of treasury stock		626		(12,251)
Share-based payments		6,169		5,956
Equity transaction within consolidated entities [1]		(343,487)		(343,914)

Total	~~W~~	(1,162,530)	~~W~~	(1,181,083)

[1]	Profit or loss from transactions with non-controlling interest and investment difference from change in proportion of subsidiaries are included.

As at September 30, 2019 and December 31, 2018, the details of treasury stock are as follows:

	September 30, 2019		December 31, 2018
Number of shares (in shares)		15,870,258		15,967,040
Amounts (in millions of Korean won)	~~W~~	825,838	~~W~~	830,874

Treasury stock is expected to be used for the stock compensation for the Group’s directors and employees and other purposes.

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Group has recognized the following amounts relating to revenue in the statement of profit or loss for the three-month and nine-month periods ended September 30, 2019 and 2018:

(in millions of Korean won)	2019				2018
	Three months		Nine months		Three months		Nine months
Revenue from contracts with customers	~~W~~	6,165,800	~~W~~	17,996,112	~~W~~	5,895,669	~~W~~	17,309,379
Revenue from other sources		47,875		150,473		52,812		156,241

Total	~~W~~	6,213,675	~~W~~	18,146,585	~~W~~	5,948,481	~~W~~	17,465,620

Operating revenues for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Nine months		Three months		Nine months
Services provided	~~W~~	5,115,981	~~W~~	15,240,839	~~W~~	5,087,769	~~W~~	14,956,119
Sales of goods[1]		1,097,694		2,905,746		860,712		2,509,501

Total	~~W~~	6,213,675	~~W~~	18,146,585	~~W~~	5,948,481	~~W~~	17,465,620

[1]

The amounts include revenue from construction commitment recognized using percentage of completion method. Revenues from services provided are recognized over time, and sales of goods are recognized at a point of time.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

The contract assets, liabilities and deferred revenue recognized in relation to the revenues from contracts with customers are as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Contract assets	~~W~~	557,099	~~W~~	398,797
Contract liabilities		349,078		347,461
Deferred revenue [1]		93,473		96,198

[1]	Deferred revenue recognized relating to government grant is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Contract costs recognized as assets	~~W~~	1,808,881	~~W~~	1,469,855

The Group recognized ~~W~~1,222,820 million (the nine-month period ended September 30, 2018: ~~W~~1,022,621 million) of operating expenses in the current reporting period which relates to contract cost assets.

The Group did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

For three-month and nine-month periods ended September 30, 2019 and 2018, the recognized revenue arising from carried-forward contract liabilities and deferred revenue from prior year is as follows:

(in millions of Korean won)	2019				2018
	Three months		Nine months		Three months		Nine months
Revenue recognized that was included in balance at the beginning of the year
Allocation of the transaction price	~~W~~	58,595	~~W~~	216,319	~~W~~	41,497	~~W~~	148,255
Deferred revenue of joining/installment fee		10,387		34,595		8,983		28,994

Total	~~W~~	68,982	~~W~~	250,914	~~W~~	50,480	~~W~~	177,249

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

20.	Operating Expenses

Operating expenses for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Nine months		Three months		Nine months
Salaries and wages	~~W~~	959,369	~~W~~	2,949,299	~~W~~	930,145	~~W~~	2,839,751
Depreciation		618,119		1,862,349		667,260		2,015,918
Depreciation of right-of-use asset		116,544		353,651		—		—
Amortization of intangible assets		162,739		491,879		148,138		453,355
Commissions		282,690		770,904		282,249		810,306
Interconnection charges		132,062		403,908		164,269		476,267
International interconnection fee		70,306		181,451		58,938		172,437
Purchase of inventories		1,322,868		3,348,445		872,040		2,882,331
Changes of inventories		(28,593)		47,762		90,950		(45,775)
Sales commission		574,418		1,711,395		514,587		1,376,653
Service cost		403,852		1,168,185		371,959		1,107,423
Utilities		95,544		244,579		91,839		242,518
Taxes and dues		82,406		213,096		81,414		218,930
Rent		27,806		103,722		114,119		345,092
Insurance premium		22,087		60,195		17,049		52,668
Installation fee		36,717		113,914		34,380		104,563
Advertising expenses		35,778		110,551		40,995		125,331
Research and development expenses		40,349		120,757		44,012		127,740
Card service cost		750,015		2,252,667		802,676		2,315,735
Others		196,155		635,086		252,001		678,645

Total	~~W~~	5,901,231	~~W~~	17,143,795	~~W~~	5,579,020	~~W~~	16,299,888

Details of employee benefits for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Nine months		Three months		Nine months
Short-term employee benefits	~~W~~	884,161	~~W~~	2,719,784	~~W~~	843,901	~~W~~	2,598,567
Post-employment benefits (defined benefit)		62,632		181,154		55,807		164,946
Post-employment benefits (defined contribution)		9,691		38,444		12,815		38,940
Share-based payment		1,820		4,798		1,225		4,467
Others		1,065		5,119		16,397		32,831

Total	~~W~~	959,369	~~W~~	2,949,299	~~W~~	930,145	~~W~~	2,839,751

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

21.	Other Income and Other Expenses

Other income for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Nine months		Three months		Nine months
Gain on disposal of property and equipment and investment properties	~~W~~	3,595	~~W~~	13,825	~~W~~	3,288	~~W~~	35,576
Gain on disposal of intangible assets		28		1,254		2,504		6,328
Gain on disposal of right-of-use assets		950		3,615		—		—
Gain on disposal of investments in associates		—		3,689		1,810		1,810
Compensation on property and equipment		23,102		85,770		22,617		79,041
Gain on government subsidies		3,455		10,431		2,993		9,673
Others		9,984		55,242		9,485		24,751

Total	~~W~~	41,114	~~W~~	173,826	~~W~~	42,697	~~W~~	157,179

Other expenses for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Nine months		Three months		Nine months
Loss on disposal of property and equipment and investment properties	~~W~~	24,371	~~W~~	48,874	~~W~~	13,443	~~W~~	48,821
Loss on disposal of intangible assets		1,740		4,545		757		4,516
Loss on disposal of right-of-use assets		245		1,799		—		—
Loss on disposal of investments in associates		—		4,790		—		7
Donation		24,243		68,969		18,001		42,222
Other allowance for bad debts		6,099		15,774		6,565		15,718
Others		24,367		60,129		26,811		78,939

Total	~~W~~	81,065	~~W~~	204,880	~~W~~	65,577	~~W~~	190,223

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

22.	Finance Income and Costs

Details of finance income for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Nine months		Three months		Nine months
Interest income	~~W~~	70,515	~~W~~	209,136	~~W~~	57,977	~~W~~	177,380
Gain on foreign currency transactions		10,620		20,070		6,753		12,161
Gain on foreign currency translation		3,004		8,796		4,520		11,937
Gain on settlement of derivatives		1,842		8,174		17,920		27,950
Gain on valuation of derivatives		80,818		162,416		(29,328)		52,999
Others		499		6,712		477		2,740

Total	~~W~~	167,298	~~W~~	415,304	~~W~~	58,319	~~W~~	285,167

Details of finance costs for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Nine months		Three months		Nine months
Interest expenses	~~W~~	68,553	~~W~~	221,656	~~W~~	64,988	~~W~~	215,235
Loss on foreign currency transactions		15,210		33,350		23,252		42,870
Loss on foreign currency translation		83,796		170,247		(32,053)		59,099
Loss on valuation of derivatives		(4)		89		10,036		10,036
Loss on settlement of derivatives		9		9		—		—
Loss on disposal of trade receivables		3,050		6,560		1,690		9,634
Others		616		1,085		(6)		33

Total	~~W~~	171,230	~~W~~	432,996	~~W~~	67,907	~~W~~	336,907

23.	Income Tax Expense

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year ending December 31, 2019 is 28.95%.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

24.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the three-month and nine-month periods ended September 30, 2019 and 2018, are calculated as follows:

	2019				2018
	Three months		Nine months		Three months		Nine months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	189,739	~~W~~	594,763	~~W~~	222,480	~~W~~	670,459
Weighted average number of ordinary shares outstanding (in number of shares)		245,152,955		245,147,603		244,858,872		245,017,349
Basic earnings per share (in Korean won)	~~W~~	774	~~W~~	2,426	~~W~~	909	~~W~~	2,736

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares from convertible redeemable preferred stocks, convertible bond and other share-based payments.

Diluted earnings per share from operations for the three-month and nine-month periods ended September 30, 2019 and 2018, are calculated as follows:

	2019				2018
	Three months		Nine months		Three months		Nine months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	189,739	~~W~~	594,763	~~W~~	222,480	~~W~~	670,459
Adjusted net income attributable to ordinary shares (in millions of Korean won)		(159)		(159)		—		—
Diluted profit attributable to ordinary shares (in millions of Korean won)		189,580		594,604		222,480		670,459
Number of dilutive potential ordinary shares outstanding (in number of shares)		88,595		93,947		—		1,555
Weighted average number of ordinary shares outstanding (in number of shares)		245,241,550		245,241,550		244,858,872		245,018,904
Diluted earnings per share (in Korean won)		773		2,425		909		2,736

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares excluding other share-based payments without dilutive effect.

25.	Cash Generated from Operations

Cash flows from operating activities for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
1. Profit for the period	~~W~~	676,119	~~W~~	744,227
2. Adjustments for:
Income tax expense		275,473		333,989
Interest income [1]		(225,274)		(192,976)
Interest expense [1]		222,050		215,238
Dividends income		(2,656)		(2,217)
Depreciation		1,862,349		2,067,454
Amortization of intangible assets		491,879		462,895
Depreciation of right-of-use assets		353,651		—
Provisions for severance benefits (defined benefits)		192,810		172,679
Allowance for bad debts		82,848		67,185
Share of net profit or loss of associates and joint ventures		2,452		3,262
Loss (gain) on disposal of associates and joint ventures		1,101		(1,803)
Loss on disposal of property and equipment, and investment in properties		35,049		5,985
Loss on disposal of right-of-use assets		(1,816)		—
Loss (gain) on disposal of intangible assets		3,291		(1,812)
Loss on foreign currency translation		161,451		47,051
Gain on valuation of derivatives, net		(170,492)		(70,913)
Loss on disposal of financial assets at amortized cost		1		—
Gain on disposal of financial assets at fair value through profit or loss		(4,736)		(1,553)
Loss (gain) on valuation of financial assets at fair value through profit or loss		74		(95)
Others		(13,626)		(122,244)

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	2019	2018
3. Changes in operating assets and liabilities
Increase in trade receivables	(421,963)	(381,580)
Increase in other receivables	(69,224)	(1,536,657)
Increase in other current assets	(392,020)	(61,175)
Increase in other non-current assets	(160,505)	(40,011)
Decrease (increase) in inventories	39,177	(111,218)
Increase (decrease) in trade payables	355,564	(40,495)
Increase in other payables	35,675	1,524,187
Increase in other current liabilities	229,845	405,175
Decrease in other non-current liabilities	(180)	(28,471)
Decrease in provisions	(52,527)	(1,521)
Increase (decrease) in deferred revenue	498	(77)
Decrease in plan assets	50,789	101,735
Payment of severance benefits	(101,316)	(124,794)

4. Cash generated from operations(1+2+3)	3,455,811	3,431,450

[1]

BC Card Co., Ltd. and other subsidiaries of the Group recognized interest income and expenses as operating income and expenses, respectively. Related interest income and expense recognized as operating revenue and expense are ~~W~~16,138 million (the nine-month period ended September 30, 2018: ~~W~~15,596 million), ~~W~~394 million (the nine-month period ended September 30, 2018: nil) for the period ended September 30, 2019.

Significant transactions not affecting cash flows for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Reclassification of the current portion of borrowings	~~W~~	727,555	~~W~~	1,186,253
Reclassification of construction-in-progress to property and equipment		1,231,763		1,032,253
Reclassification of other payable from property and equipment		274,107		(212,233)
Reclassification of other payable from intangible assets		(361,048)		(272,647)
Reclassification of other payable from defined benefit liability		(20,551)		(50,458)
Reclassification of other payable from plan assets		(16,284)		(40,651)
Reclassification of trade receivables to assets held for sale		—		336,905

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

26.	Changes in Liabilities Arising from Financing Activities

Changes in liabilities arising from financial activities for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
					Non-cash
	Beginning		Cash flows		Newly acquired		Exchange difference		Fair value change		Others		Ending
Borrowing	~~W~~	6,648,294	~~W~~	(410,478)	~~W~~	—	~~W~~	162,362	~~W~~	—	~~W~~	8,120	~~W~~	6,408,298
Lease liabilities		163,858		(398,515)		926,700		—		—		111,794		803,837
Derivative liabilities		65,067		(735)		—		43		(633)		(54,076)		9,666
Derivative assets		(29,843)		33,635		—		(150,563)		(12,705)		33,607		(125,869)

Total	~~W~~	6,847,376	~~W~~	(776,093)	~~W~~	926,700	~~W~~	11,842	~~W~~	(13,338)	~~W~~	99,445	~~W~~	7,095,932

(in millions of Korean won)	2018
					Non-cash
	Beginning		Cash flows		Newly acquired		Exchange difference		Fair value change		Others		Ending
Borrowing	~~W~~	6,683,662	~~W~~	(395,976)	~~W~~	3,000	~~W~~	49,642	~~W~~	—	~~W~~	29,862	~~W~~	6,370,190
Financial lease liabilities		176,878		(56,919)		38,856		—		—		(74)		158,741
Derivative liabilities		98,820		(14,587)		—		(24,894)		41,064		(19,552)		80,851
Derivative assets		(7,389)		11,126		—		(14,455)		(2,377)		(8,875)		(21,970)

Total	~~W~~	6,951,971	~~W~~	(456,356)	~~W~~	41,856	~~W~~	10,293	~~W~~	38,687	~~W~~	1,361	~~W~~	6,587,812

27.	Segment Information

The Group’s operating segments are as follows:

Details	Business service
Marketing/Customer	Mobile/fixed line telecommunication service and convergence business
Corporate customer business	B2B business and others
Finance	Credit card business and others
Satellite TV	Satellite TV business
Others	IT, facility security and global business, and others

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of each segment for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

	2019
(In millions of Korean won)	Operating revenues				Operating income				Depreciation and amortization
	Three months		Nine months		Three months		Nine months		Three months		Nine months
Customer/Marketing	~~W~~	2,851,963	~~W~~	8,518,134	~~W~~	198,270	~~W~~	702,354	~~W~~	621,363	~~W~~	1,877,066
Corporate customer business		636,109		1,892,357		78,064		228,343		153,276		461,067
Finance		869,561		2,617,991		42,817		129,129		6,449		19,636
Satellite TV		182,318		527,193		12,620		50,786		23,503		71,437
All other segments		2,672,656		7,418,483		(13,404)		(82,707)		112,659		337,226

Subtotal	~~W~~	7,212,607	~~W~~	20,974,158	~~W~~	318,367	~~W~~	1,027,905	~~W~~	917,250	~~W~~	2,766,432
Elimination		(998,932)		(2,827,573)		(5,923)		(25,115)		(19,848)		(58,554)

Consolidated amount	~~W~~	6,213,675	~~W~~	18,146,585	~~W~~	312,444	~~W~~	1,002,790	~~W~~	897,402	~~W~~	2,707,878

	2018
(In millions of Korean won)	Operating revenues				Operating income				Depreciation and amortization
	Three months		Nine months		Three months		Nine months		Three months		Nine months
Customer/Marketing	~~W~~	2,809,213	~~W~~	8,384,901	~~W~~	271,414	~~W~~	862,422	~~W~~	564,640	~~W~~	1,715,983
Corporate customer business		613,348		1,825,568		81,409		196,234		132,079		400,425
Finance		908,691		2,661,248		33,886		128,227		5,449		17,171
Satellite TV		174,831		513,266		10,440		49,355		24,487		74,306
All other segments		2,335,119		6,735,765		(11,478)		(31,090)		86,475		255,344

Subtotal	~~W~~	6,841,202	~~W~~	20,120,748	~~W~~	385,671	~~W~~	1,205,148	~~W~~	813,130	~~W~~	2,463,229
Elimination		(892,721)		(2,655,128)		(16,210)		(39,416)		2,268		6,044

Consolidated amount	~~W~~	5,948,481	~~W~~	17,465,620	~~W~~	369,461	~~W~~	1,165,732	~~W~~	815,398	~~W~~	2,469,273

(*)

As the composition of the reporting segment has been changed during the period ended September 30, 2019, the composition of the reporting segment for the period ended September 30, 2018 also changed consistently.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Operating revenues for the three-month and nine-month periods ended September 30, 2019 and 2018, and non-current assets as at September 30, 2019 and December 31, 2018, by geographical regions, are as follows:

(in millions of Korean won)	2019
	Operating revenues				Non-current assets[1]
	Three months		Nine months		September 30, 2019
Domestic	~~W~~	6,196,653	~~W~~	18,097,160	~~W~~	18,477,007
Overseas		17,022		49,425		142,299

Total	~~W~~	6,213,675	~~W~~	18,146,585	~~W~~	18,619,306

(in millions of Korean won)	2018
	Operating revenues				Non-current assets[1]
	Three months		Nine months		December 31, 2018
Domestic	~~W~~	5,931,524	~~W~~	17,419,521	~~W~~	17,426,879
Overseas		16,957		46,099		139,585

Total	~~W~~	5,948,481	~~W~~	17,465,620	~~W~~	17,566,464

[1]	It includes property and equipment, intangible assets, investment properties and right-of-use assets.

28.	Related Party Transactions

The list of related party of the Group as at September 30, 2019, is as follows:

Relationship	Name of Entity
Associates and joint ventures	KIF Investment Fund, K- Realty CR-REITs No.1, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd., KD Living, Inc., Oscar Ent. Co., Ltd., KT-CKP New Media Investment Fund, LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank, Inc., ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea electronic Vehicle charging service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd., CHAMP IT Co.,Ltd., GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company, Alliance Internet Corp., Little big pictures, Virtua Realm Sendirian Berhad, KT Philippines

Others [1]	KT ENGCORE Co., Ltd., K- Realty CR-REITs No.10, KHS Corporation

[1]

Although the entity is not the related party of the Group in accordance with Korean IFRS 1024, the entity belongs to the Large Enterprise Group to which the Group also belongs in accordance with the Monopoly Regulation and Fair Trade Act.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Outstanding balances of receivables and payables in relations to transactions with related parties as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)		September 30, 2019
		Receivables						Payables
		Trade receivables		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K-REALTY CR REIT 1	~~W~~	287	~~W~~	23,100	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	63,302
	K Bank, Inc.		483		14,370		—		—		314		—
	Others		118		1,191		—		—		584		—
Others	KT ENGCORE Co., Ltd.		5,274		7,491		—		317		86,127		105
	KHS Corporation		—		—		—		—		1		—
	K- Realty CR- REITs No.10		65		—		—		—		—		—

Total		~~W~~	6,227	~~W~~	46,152	~~W~~	—	~~W~~	317	~~W~~	87,026	~~W~~	63,407

(in millions of Korean won)		December 31, 2018
		Receivables				Payables
		Trade receivables		Other receivables		Trade payables		Other payables
Associates and joint ventures	K-REALTY CR REIT 1	~~W~~	674	~~W~~	30,910	~~W~~	—	~~W~~	—
	K Bank, Inc.		627		12,435		—		296
	Others		777		1,225		4		1,116
Others	KT ENGCORE Co., Ltd.		2,436		7,733		1,207		109,662

Total		~~W~~	4,514	~~W~~	52,303	~~W~~	1,211	~~W~~	111,074

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Significant transactions with related parties for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)		2019
		Sales				Purchases				Acquisition of lease receivables		Acquisition of right-of- use assets
		Operating revenue		Other income		Operating expenses		Others [1]						Finance income		Finance costs
Associates and joint ventures
	K- Realty CR- REITs No.1	~~W~~	974	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,718
	K Bank, Inc.		13,335		—		6,262		—		—		—		—		—
	KD Living, Inc.		28		—		3,721		—		—		—		—		—
	Daiwon
	Broadcasting Co., Ltd.		28		—		4,270		—		—		—		—		—
	Others		826		88		24		—		—		—		—		—
Others															—		—
	KT ENGCORE Co., Ltd.		6,265		6		65,356		121,212		—		—		4		1
	KHS Corporation		24		—		11,704		—		—		—		—		—
	K- Realty CR- REITs No.10		2,801		—		—		—		—		—		—		—

Total		~~W~~	24,281	~~W~~	94	~~W~~	91,337	~~W~~	121,212	~~W~~	—	~~W~~	—	~~W~~	4	~~W~~	1,719

[1]	The amounts include acquisition of property and equipment, and others.

(in millions of Korean won)		2018
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others [1]
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	1,620	~~W~~	—	~~W~~	25,060	~~W~~	—
	MOS GS Co., Ltd.		493		—		11,234		789
	MOS Daegu Co., Ltd.		229		—		8,475		300
	MOS Chungcheong Co., Ltd.		540		—		8,795		364
	MOS Gangnam Co., Ltd.		333		—		11,005		544
	MOS GB Co., Ltd.		1,378		—		16,101		418
	MOS BS Co., Ltd.		324		—		10,601		592
	MOS Honam Co., Ltd.		331		—		9,901		598
	K Bank, Inc.		11,887		—		5,066		—
	NgeneBio		3		—		—		—
	Others		1,742		96		7,356		6
Others	KT ENGCORE Co., Ltd.		1,920		4		85,408		89,962

Total		~~W~~	20,800	~~W~~	100	~~W~~	199,002	~~W~~	93,573

[1]	The amounts include acquisition of property and equipment, and others.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Key management compensation for the nine-month periods ended September 30, 2019 and 2018, consists of:

(in millions of Korean won)	2019		2018
Salaries and other short-term benefits	~~W~~	1,514	~~W~~	1,402
Post-employment benefits		247		653
Stock-based compensation		668		998

Total	~~W~~	2,429	~~W~~	3,053

Fund transactions with related parties for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
	Borrowing transactions[1]				Equity contributions in cash		Dividend income
	Borrowing[2]		Repayment
Associates and joint ventures
KT-IBKC Future Investment Fund 1	~~W~~	—	~~W~~	—	~~W~~	3,750	~~W~~	—
Virtua Realm Sendirian Berhad		—		—		550		—
KT-DSC creative economy youth start-up investment fund		—		—		(360)		—
K- REALTY CR REIT 1		—		20,941		—		10,928
KIF Investment Fund		—		—		—		4,280
K Bank, Inc		—		—		21,782		—
Others		—		—		(75)		146
Others
KT ENGCORE Co., Ltd.				97		—		—

Total	~~W~~	—	~~W~~	21,038	~~W~~	25,647	~~W~~	15,354

[1]	Borrowing transactions include lease transactions
[2]	With the application of Korean IFRS 1116, initial direct costs were not included in the right-of-use asset at the time of transition on January 1, 2019.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	2018
	Equity contributions in cash and others		Dividend income
Associates and joint ventures
PT. Mitra Transaksi Indonesia	~~W~~	1,567	~~W~~	—
KT-CKP New Media Investment Fund		(1,100)		—
PHI Healthcare. (HooH Healthcare Inc.)		1,000		—
JB Emerging Market Specialty Investment Private Equity Trust No. 1		3,960		131
K- REALTY CR REIT 1		—		8,932
KIF Investment Fund		—		1,842
Gyeonggi-KT Yoojin Superman Fund		1,000		19
KT-DSC creative economy youth start-up investment fund		(1,800)		—
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company		(3,423)		—
K Bank, Inc		12,300		—
Korea electronic Vehicle charging service		168		—
KT-IBKC Future Investment Fund 1		(1,050)		—
MOS GS Co., Ltd.		(147)		8
MOS Daegu Co., Ltd.		(147)		8
MOS Chungcheong Co., Ltd.		(153)		8
MOS Gangnam Co., Ltd.		(180)		10
MOS GB Co., Ltd.		(203)		12
MOS BS Co., Ltd.		(183)		10
MOS Honam Co., Ltd.		(206)		10
Daiwon Broadcasting Co., Ltd		—		85
Gyeonggi-KT Green Growth Investment Fund		—		19

Total	~~W~~	11,403	~~W~~	11,094

As at the reporting period, there are no collateral and payment guarantees provided by the related parties.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

29.	Fair Value

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019				December 31, 2018
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	2,128,393		[1]	~~W~~	2,703,422		[1]
Trade and other receivables
Financial assets measured at amortized cost[2]		5,688,452		[1]		5,553,068		[1]
Financial assets at fair value through other comprehensive income		1,420,935	~~W~~	1,420,935		1,097,348	~~W~~	1,097,348
Other financial assets
Financial assets measured at amortized cost		453,890		[1]		484,272		[1]
Financial assets at fair value through profit or loss		658,408	~~W~~	658,408		777,685	~~W~~	777,685
Financial assets at fair value through other comprehensive income		527,921		527,921		326,157		326,157
Derivative financial assets for hedging		125,695		125,695		29,843		29,843

Total	~~W~~	11,003,694			~~W~~	10,971,795

Financial liabilities
Trade and other payables[2]	~~W~~	8,835,308		[1]	~~W~~	8,521,379		[1]
Borrowings		6,408,298		[1]		6,648,293		[1]
Other financial liabilities
Financial liabilities at amortized cost		131,845		[1]		99,330		[1]
Financial liabilities at fair value through profit or loss		7,803	~~W~~	7,803		7,758	~~W~~	7,758
Derivative financial liabilities for hedging		1,863		1,863		57,308		57,308

Total	~~W~~	15,385,117			~~W~~	15,334,068

[1]	The Group did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
[2]	With the application of Korean IFRS 1107, lease receivables and lease liabilities are excluded from fair value disclosure.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(2)	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at September 30, 2019 and December 31, 2018, are as follows:

	September 30, 2019
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,420,935	~~W~~	—	~~W~~	1,420,935
Other financial assets
Financial assets at fair value through profit or loss		292		424,145		233,971		658,408
Financial assets at fair value through other comprehensive income		6,750		480,417		40,754		527,921
Derivative financial assets for hedging		—		92,125		33,570		125,695

Total	~~W~~	7,042	~~W~~	2,417,622	~~W~~	308,295	~~W~~	2,732,959

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	45	~~W~~	7,758	~~W~~	7,803
Derivative financial liabilities for hedging		—		1,863		—		1,863

Total	~~W~~	—	~~W~~	1,908	~~W~~	7,758	~~W~~	9,666

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

	December 31, 2018
(in millions of Korean won)	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,097,348	~~W~~	—	~~W~~	1,097,348
Other financial assets
Financial assets at fair value through profit or loss		121		613,964		163,600		777,685
Financial assets at fair value through other comprehensive income		8,861		5,760		311,536		326,157
Derivative financial assets for hedging		—		29,843		—		29,843

Total	~~W~~	8,982	~~W~~	1,746,915	~~W~~	475,136	~~W~~	2,231,033

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	7,758	~~W~~	7,758
Derivative financial liabilities for hedging		—		47,125		10,183		57,308

Total	~~W~~	—	~~W~~	47,125	~~W~~	17,941	~~W~~	65,066

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements for the nine-month periods ended September 30, 2019 and 2018 are as follows:

	2019
	Financial assets						Financial liabilities
(in millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative assets liabilities for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	163,600	~~W~~	311,536	~~W~~	(10,183)	~~W~~	7,758
Purchases		69,756		6,040		—		—
Reclassification		17,962		(444,875)		—		—
Sales		(15,360)		(941)		—		—
Amount recognized in profit or loss		(1,987)		69		32,211		—
Amount recognized in other comprehensive income		—		168,925		11,542		—

Ending balance	~~W~~	233,971	~~W~~	40,754	~~W~~	33,570	~~W~~	7,758

(in millions of Korean won)	2018
	Financial assets				Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial liabilities at fair value through profit or loss		Derivative financial liabilities for hedging [1]
Beginning balance	~~W~~	89,028	~~W~~	247,036	~~W~~	5,051	~~W~~	17,725
Changes in scope of consolidation		5		357
Purchases		12,136		11,999		—		—
Reclassification		3,733		(3,733)		—		—
Sales		(968)		(1,022)		—		—
Amount recognized in profit or loss[1]		9		64		—		(15,451)
Amount recognized in other comprehensive income		—		114,035		—		13,494

Ending balance	~~W~~	103,943	~~W~~	368,736	~~W~~	5,051	~~W~~	15,768

[1]	Amount recognized in profit or loss of derivative financial liabilities for hedging are comprised of loss on valuation of derivatives.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(4)	Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at September 30, 2019 and December 31, 2018, are as follows:

	September 30, 2019
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,420,935	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		658,116	2,3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		521,171	2,3	DCF Model, Comparable Company Analysis
Derivative financial assets for hedging		125,695	2,3	Hull-White model, DCF Model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	7,803	2,3	DCF Model, Comparable Company Analysis
Derivative financial liabilities for hedging		1,863	2	DCF Model

	December 31, 2018
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,097,348	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		777,564	2,3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		317,296	2,3	DCF Model
Derivative financial assets for hedging		29,843	2	DCF Model

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

	December 31, 2018
(in millions of Korean won)	Fair value		Level	Valuation techniques
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	7,758	3	DCF Model, Comparable Company Analysis
Derivative financial liabilities for hedging		57,308	2,3	Hull-White model, DCF Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Group’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit for the year.

In relation to this, details and changes of the total deferred difference for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
	Derivatives used for hedging		Derivatives used for hedging
I. Beginning balance	~~W~~	5,107	~~W~~	6,532
II. New transactions		—		—
III. Recognized at fair value through profit or loss		(1,069)		(1,069)

IV. Ending balance (I+II+III)	~~W~~	4,038	~~W~~	5,463

30.	Changes in Accounting Policies

As explained in Note 2.1 (1), the Group has adopted Korean IFRS 1116, retrospectively, from January 1, 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are, therefore, recognized in the consolidated statement of financial position on January 1, 2019.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(1)	Adjustments recognized on adoption of Korean IFRS 1116 Lease

On adoption of Korean IFRS 1116, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of Korean IFRS 1017. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as at January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 3.31%.

For leases previously classified as ‘finance leases’, the Group recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principles of Korean IFRS 1116 are only applied after that date.

(in millions of Korean won)	2019
Operating lease commitments as at December 31, 2018 [1]	~~W~~	637,927

Discounted using the lessee’s incremental borrowing rate of at the date of initial application		615,786
Add: finance lease liabilities recognized as at December 31, 2018		163,858

Lease liability recognized as at January 1, 2019	~~W~~	779,644

Of which are:
Current lease liabilities	~~W~~	314,680
Non-current lease liabilities		464,964

	~~W~~	779,644

[1]	It excluded short-term leases and leases for which the underlying asset is of low value.

The associated right-of-use assets for property leases were measured on a retrospective basis as if the new rules had always been applied. Other right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statement of financial position as at December 31, 2018.

(i)	Amounts recognized in the consolidated statement of financial position

The consolidated statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	September 30, 2019		January 1, 2019
Right-of-use assets
Property and building	~~W~~	520,440	~~W~~	551,631
Machinery and track facilities		200,344		234,507
Others		216,696		139,432

	~~W~~	937,480	~~W~~	925,570

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	September 30, 2019		January 1, 2019
Lease liabilities[1]
Current	~~W~~	353,985	~~W~~	314,680
Non-current		449,852		464,964

	~~W~~	803,837	~~W~~	779,644

[1]	It included in the line item ‘trade and other payables’ in the consolidated statement of financial position.

Additions to the right-of-use assets for nine-month period ended September 30, 2019, were ~~W~~315,848 million.

(ii)	Amounts recognized in the consolidated statements of profit or loss

The consolidated statement of profit or loss shows the following amounts relating to leases:

	Nine-month periods ended September 30,
(in millions of Korean won)	2019		2018
Depreciation of right-of-use assets
Property and building	~~W~~	230,754	~~W~~	—
Machinery and track facilities		68,919		—
Others		53,978		—

		353,651		—

Interest expense relating to lease liabilities		32,818		—
Expense relating to short-term leases		6,918		—
Expense relating to leases of low-value assets that are not short-term leases		20,221		—
Expense relating to variable lease payments not included in lease liabilities		8,073		—

The total cash outflow for leases for nine-month period ended September 30, 2019, was ~~W~~433,727 million.

The change in accounting policy affected the following items in the consolidated statement of financial position on January 1, 2019:

•	property and equipment: decrease by ~~W~~209,760 million

•	intangible assets: decrease by ~~W~~26,207 million

•	right-of-use assets: increase by ~~W~~925,570 million

•	lease receivables: increase by ~~W~~3,376 million

•	prepayments: decrease by ~~W~~2 million

•	prepaid expenses: decrease by ~~W~~83,074 million

•	other liabilities: increase by ~~W~~266 million

•	lease liabilities: increase by ~~W~~615,786 million

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

The net impact on retained earnings on January 1, 2019, was a decrease of ~~W~~6,149 million

(iii)	Practical expedient applied

In applying Korean IFRS 1116 for the first time, the Group did not used the practical expedients permitted by the standard:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics

•	reliance on previous assessments on whether leases are onerous

•	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019, as short-term leases

•	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and

•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Group relied on its assessment made applying Korean IFRS 1017 and Interpretation 2104 Determining whether an Arrangement contains a Lease.

(2)	The Group’s leasing activities and how these are accounted for

The Group leases various repeater server rack, offices, track facilities, machinery, and cars. Rental contracts are typically made for fixed periods of 1 to 10 years, but may have extension options as described in (ii) below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes

Until the 2018 financial year, leases of property and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments.

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

•	variable lease payment that are based on an index or a rate

•	amounts expected to be payable by the lessee under residual value guarantees

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs (leasehold deposits), and

•	restoration costs

•	Present value discount on leasehold deposits

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise tools and equipment.

(i)	Variable lease payments

There are no contracts with variable lease payments included in lease liabilities.

(ii)	Extension and termination options.

Extension options are included in a number of property across the Group. These terms are used to maximize operational flexibility in terms of managing contracts. The majority of extension options held are exercisable only by the Group and not by the respective lessor. There are no contracts with termination options.

(iii)	Residual value guarantees

The Group does not provide residual value guarantees in relation to equipment leases to optimize lease costs during the contract period.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

31.	Events after the Reporting Period

(1) After the reporting period, the Group issued bonds as follows:

(in millions of Korean won, foreign currencies in thousands)
Type	Issue date	Total face value		Coupon rate	Maturity
The 192-1st Public bond	Oct 11, 2019	~~W~~	340,000	1.550%	Oct 11, 2022
The 192-2nd Public bond	Oct 11, 2019		100,000	1.578%	Oct 11, 2024
The 192-3rd Public bond	Oct 11, 2019		50,000	1.622%	Oct 11, 2029
The 192-4th Public bond	Oct 11, 2019		110,000	1.674%	Oct 11, 2039
2019 FRN	Nov 01, 2019	USD	350,000	LIBOR(3M) + 0.980%	Nov 01, 2024

(2) The Controlling Company decided to acquire an additional 495,163 preferred shares (KRW 238,299 per share) of KT Telecop Co., Ltd., a subsidiary, to strengthen its group synergy, as of December 6, 2019, with the approval of the Board of Directors on November 8, 2019.

KT Corporation

Separate Interim Financial Statements

September 30, 2019 and 2018

KT Corporation

Index

September 30, 2019 and 2018

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of KT Corporation (the “Company”). These financial statements consist of the separate interim statement of financial position of the Company as at September 30, 2019, and the related separate interim statements of profit or loss and comprehensive income for the three-month and nine-month periods ended September 30, 2019 and 2018, and separate interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2019 and 2018, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying separate interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Samil PricewaterhouseCoopers, 100, Hangangdaero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Other Matters

We have audited the separate statement of financial position of the Company as at December 31, 2018, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 11, 2019. The separate statement of financial position as at December 31, 2018, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2018.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

November 14, 2019

This report is effective as of November 14, 2019, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

KT Corporation

Separate Interim Statements of Financial Position

September 30, 2019 and December 31, 2018

(in millions of Korean won)	Notes	September 30, 2019 (Unaudited)		December 31, 2018

Assets

Current assets
Cash and cash equivalents	4	~~W~~	1,189,230	~~W~~	1,779,745
Trade and other receivables, net	4, 5		3,300,919		2,968,764
Other financial assets	4, 6		91,175		75,401
Inventories, net	7		437,618		465,273
Other current assets	8		1,942,495		1,572,436

Total current assets			6,961,437		6,861,619

Non-current assets
Trade and other receivables, net	4, 5		888,023		766,316
Other financial assets	4, 6		249,049		130,651
Property and equipment, net	9		11,092,408		10,864,398
Right-of-use assets	28		855,026		—
Investment properties, net	9		576,146		600,624
Intangible assets, net	9		2,374,525		2,773,387
Investments in subsidiaries, associates and joint ventures	10		3,504,520		3,547,683
Other non-current assets	8		575,254		466,228

Total non-current assets			20,114,951		19,149,287

Total assets		~~W~~	27,076,388	~~W~~	26,010,906

3

KT Corporation

Separate Interim Statements of Financial Position

September 30, 2019 and December 31, 2018

(in millions of Korean won)	Notes	September 30, 2019 (Unaudited)		December 31, 2018

Liabilities

Current liabilities
Trade and other payables	4, 11	~~W~~	5,006,376	~~W~~	4,002,408
Borrowings	4, 12		744,728		1,181,434
Current tax liabilities			110,472		182,548
Other provisions	13		86,853		103,703
Deferred income			50,839		48,002
Other current liabilities	8		471,843		390,402

Total current liabilities			6,471,111		5,908,497

Non-current liabilities
Trade and other payables	4, 11		1,454,159		1,460,062
Borrowings	4, 12		5,371,147		5,132,103
Other financial liabilities	4, 6		7,758		61,833
Net defined benefit liabilities	14		540,781		429,163
Provisions	13		112,174		111,982
Deferred income			93,084		105,241
Deferred tax liabilities			14,143		29,116
Other non-current liabilities	8		57,684		61,181

Total non-current liabilities			7,650,930		7,390,681

Total liabilities			14,122,041		13,299,178

Equity
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	16		10,952,914		10,740,042
Accumulated other comprehensive income			370		(11,251)
Other components of equity	17		(1,003,694)		(1,021,820)

Total equity			12,954,347		12,711,728

Total liabilities and equity		~~W~~	27,076,388	~~W~~	26,010,906

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

4

KT Corporation

Separate Interim Statements of Profit or Loss

Three-Month and Nine-Month Periods Ended September 30, 2019 and 2018

		Period Ended September 30
(in millions of Korean won, except per share amounts)	Notes	2019 (Unaudited)				2018 (Unaudited)
		Three months		Nine months		Three months		Nine months
Operating revenue	18	~~W~~	4,705,722	~~W~~	13,598,535	~~W~~	4,358,170	~~W~~	12,938,359
Operating expenses	19		4,507,993		12,913,224		4,077,566		12,045,141

Operating profit			197,729		685,311		280,604		893,218
Other income	20		40,267		265,743		54,635		319,411
Other expenses	20		139,985		251,366		51,637		174,190
Finance income	21		154,910		380,546		50,579		256,517
Finance costs	21		154,720		395,475		57,803		299,979

Profit before income tax expense			98,201		684,759		276,378		994,977
Income tax expense			25,817		180,023		73,769		265,680

Profit for the period		~~W~~	72,384	~~W~~	504,736	~~W~~	202,609	~~W~~	729,297

Earnings per share
Basic earnings per share	23	~~W~~	295	~~W~~	2,059	~~W~~	827	~~W~~	2,977
Diluted earnings per share	23		295		2,058		827		2,976

The above separate interim statements of profit or loss should be read in conjunction with the accompanying notes.

5

KT Corporation

Separate Interim Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2019 and 2018

		Period Ended September 30
(in millions of Korean won)	Notes	2019 (Unaudited)				2018 (Unaudited)
		Three months		Nine months		Three months		Nine months
Profit for the period		~~W~~	72,384	~~W~~	504,736	~~W~~	202,609	~~W~~	729,297

Other comprehensive income
Items that will not be subsequently reclassified to profit or loss:
Remeasurements of the net defined benefit liability	14		288		(887)		(1,156)		(5,472)
Loss on valuation of financial instruments at fair value through other comprehensive income			(343)		(874)		(120)		(454)
Items that may be subsequently reclassified to profit or loss
Valuation gain on cash flow hedge	6		55,519		121,859		(23,781)		(2,971)
Other comprehensive income from cash flow hedges reclassified to profit or loss			(56,855)		(109,364)		24,879		(29,586)

Other comprehensive income for the period, net of tax			(1,391)		10,734		(178)		(38,483)

Total comprehensive income for the period		~~W~~	70,993	~~W~~	515,470	~~W~~	202,431	~~W~~	690,814

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

6

KT Corporation

Separate Interim Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2019 and 2018

(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total equity
Balance as at January 1, 2018		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	9,344,506	~~W~~	(1,502)	~~W~~	(1,036,683)	~~W~~	11,311,078
Changes in accounting policy			—		—		967,586		—		—		967,586
Comprehensive income													—
Profit for the period			—		—		729,297		—		—		729,297
Loss on valuation of financial assets at fair value through other comprehensive income			—		—		—		(454)		—		(454)
Remeasurements of net defined benefit liability	14		—		—		(5,472)		—		—		(5,472)
Valuation loss on cash flow hedge	6		—		—		—		(32,557)		—		(32,557)

Total comprehensive income for the period			—		—		723,825		(33,011)		—		690,814

Transactions with equity holders
Dividends paid			—		—		(245,097)		—		—		(245,097)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(2,046)		—		2,046		—
Others			—		—		—		—		8,984		8,984

Subtotal			—		—		(247,143)		—		11,030		(236,113)

Balance as at September 30, 2018 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,788,774	~~W~~	(34,513)	~~W~~	(1,025,653)	~~W~~	12,733,365

Balance as at January 1, 2019		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,740,042	~~W~~	(11,251)	~~W~~	(1,021,820)	~~W~~	12,711,728
Changes in accounting policy	28		—		—		(6,149)		—		—		(6,149)
Comprehensive income													—
Profit for the period			—		—		504,736		—		—		504,736
Loss on valuation of financial assets at fair value through other comprehensive income	6		—		—		—		(873)		—		(873)
Remeasurements of net defined benefit liability	14		—		—		(887)		—		—		(887)
Valuation gain on cash flow hedge	6		—		—		—		12,494		—		12,494

Total comprehensive income for the period			—		—		503,849		11,621		—		515,470

Transactions with equity holders
Dividends paid			—		—		(269,659)		—		—		(269,659)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(15,169)		—		15,169		—
Disposal of treasury stock			—		—		—		—		2,744		2,744
Others			—		—		—		—		213		213

Subtotal			—		—		(284,828)		—		18,126		(266,702)

Balance as at September 30, 2019 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,952,914	~~W~~	370	~~W~~	(1,003,694)	~~W~~	12,954,347

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

7

KT Corporation

Separate Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2019 and 2018

		Nine-Month Period Ended September 30
(in millions of Korean won)	Notes	2019 (Unaudited)		2018 (Unaudited)
Cash flows from operating activities
Cash generated from operations	24	~~W~~	2,771,247	~~W~~	2,815,289
Interest paid			(158,806)		(176,919)
Interest received			173,103		148,227
Dividends received			128,895		182,805
Income tax refund (paid)			(204,404)		(5,318)

Net cash inflow from operating activities			2,710,035		2,964,084

Cash flows from investing activities
Collection of loans			45,570		42,061
Disposal of current financial assets at amortized cost			—		2,060
Disposal of non-current financial assets at amortized cost			3,780		2,520
Disposal of financial assets at fair value through profit or loss			2,662		1,801
Disposal of investments in subsidiaries, associates and joint ventures			7,262		3,886
Disposal of assets held for sale			—		2,742
Disposal of property and equipment			24,697		36,431
Disposal of intangible assets			1,735		8,180
Disposal of right-of-use assets			7,294		—
Loans granted			(43,176)		(46,706)
Acquisition of current financial assets at amortized cost			(22,034)		—
Acquisition of financial assets at fair value through profit or loss			(27,927)		(2,738)
Acquisition of financial assets at fair value through other comprehensive income			—		(16,239)
Acquisition of investments in subsidiaries, associates and joint ventures			(40,486)		(41,915)
Acquisition of property and equipment			(1,936,702)		(1,369,971)
Acquisition of intangible assets			(395,701)		(301,573)
Acquisition of right-of-use assets			(4,891)		—

Net cash outflow from investing activities			(2,377,917)		(1,679,461)

Cash flows from financing activities
Proceeds from borrowings			826,088		1,034,030
Dividends paid			(269,659)		(245,097)
Repayments of borrowings			(1,189,773)		(1,322,537)
Settlement of derivative assets and liabilities, net			33,635		(3,461)
Acquisition of treasury stock			—		(24,415)
Decrease in leases liabilities			(322,740)		(56,873)

Net cash outflow from financing activities	25		(922,449)		(618,353)

Effect of exchange rate change on cash and cash equivalents			(184)		(135)

Net increase (decrease) in cash and cash equivalents			(590,515)		666,135
Cash and cash equivalents
Beginning of the period			1,779,745		1,166,402

End of the period		~~W~~	1,189,230	~~W~~	1,832,537

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

8

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Stock Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), representing new shares and 20,813,311 government-owned shares, at the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued at the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. At the end of reporting period, the Korean government does not own any share in the Company.

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate interim financial statements have been translated into English from the Korean language financial statements.

The Company’s separate interim financial statements for the nine-month period ended September 30, 2019, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as at September 30, 2019.

(1) New and amended standards adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2019.

9

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

•	Enactment of Korean IFRS 1116 Leases

Korean IFRS 1116 Leases replaces Korean IFRS 1017 Leases. Under Korean IFRS 1116, with implementation of a single lease model, lessee is required to recognize assets and liabilities for all lease which lease term is over 12 months and underlying assets are not low value assets. A lessee is required to recognize a right-of-use asset and a lease liability representing its obligation to make lease payments.

With implementation of Korean IFRS 1116 Lease, the Company has changed accounting policy. The Company has adopted Korean IFRS 1116 retrospectively, as permitted under the specific transitional provisions in the standard, and recognized the cumulative impact of initially applying the standard as at January 1, 2019, the date of initial application. The Company has not restated comparatives for the 2018 reporting period. The impact of the adoption of the leasing standard and the new accounting policies are disclosed in Note 28.

•	Korean IFRS 1109 Financial Instruments

The narrow-scope amendments made to Korean IFRS 1109 Financial Instruments enable entities to measure certain prepayable financial assets with negative compensation at amortized cost. When a modification of a financial liability measured at amortized cost that does not result in the derecognition, a modification gain or loss shall be recognized in profit or loss. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1019 Employee Benefits

The amendments require that an entity shall calculate current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement based on updated actuarial assumptions from the date of the change. The amendments also require that a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

The amendments clarify that an entity shall apply Korean IFRS 1109 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture. The amendment does not have a significant impact on the financial statements.

•	Enactment to Interpretation of Korean IFRS 2123 Uncertainty over Income Tax Treatments

The Interpretation explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment, and includes guidance on how to determine whether each uncertain tax treatment is considered separately or together. It also presents examples of circumstances where a judgement or estimate is required to be reassessed. The impact of the enactment of this interpretation on financial statements is under analysis.

10

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

•	Annual Improvements to Korean IFRS 2015 – 2017 Cycle:

•	Korean IFRS 1103 Business Combination

The amendments clarify that when a party to a joint arrangement obtains control of a business that is a joint operation, and had rights to the assets and obligations for the liabilities relating to that joint operation immediately before the acquisition date, the transaction is a business combination achieved in stages. In such cases, the acquirer shall remeasure its entire previously held interest in the joint operation. The amendment does not have a significant impact on the financial statements.

•	Korean IFRS 1111 Joint Agreements

The amendments clarify that when a party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business. In such cases, previously held interests in the joint operation are not remeasured. The amendment does not have a significant impact on the financial statements.

•	Paragraph 57A of Korean IFRS 1012 Income Tax

The amendment is applied to all the income tax consequences of dividends and requires an entity to recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events. The amendment does not have a significant impact on the financial statements.

•	Korean IFRS 1023 Borrowing Costs

The amendments clarify that if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use (or sale), it becomes part of general borrowings. The amendment does not have a significant impact on the financial statements.

(2) New standards and interpretations not yet adopted by the Company

There are no new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2019 and have not been early adopted by the Company.

2.2	Accounting Policies

Significant accounting policies and method of computation used in the presentation of the condensed separate interim financial statements are consistent with those of the separate financial statements for the year ended December 31, 2018, except for the changes due to the application of amendment and enactments of standards described in Note 2.1 (1) the one described below.

11

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

2.2.1	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

2.2.2	Subsidiaries, Associates and Joint ventures

The financial statements of the Company are the separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, joint ventures and associates are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, joint ventures and associates in profit or loss when its right to receive the dividend is established.

3.	Critical Accounting Estimates and Assumptions

The Company makes estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

Significant accounting estimates and assumptions applied in the preparation of these separate interim financial statements are the same as those applied to the separate financial statements for the year ended December 31, 2018, except for the estimates used to determine income tax expense, and accounting estimates and assumptions for implementation of Korean IFRS 1116.

12

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

4.	Financial Instruments by Category

Financial instruments by category as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging			Total
Cash and cash equivalents	~~W~~	1,189,230	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,189,230
Trade and other receivables[1]		2,765,325		—		1,420,935		—		4,186,260
Other financial assets		72,329		129,228		19,672		118,995		340,224

(in millions of Korean won)	September 30, 2019
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables[1]	~~W~~	5,742,950	~~W~~	—	~~W~~	—	~~W~~	5,742,950
Borrowings		6,115,875		—		—		6,115,875
Other financial liabilities		—		7,758		—		7,758

[1]	Lease receivables (lease liabilities) and others which are not applied to financial Instruments by category are excluded.

(in millions of Korean won)	December 31, 2018
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,779,745	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,779,745
Trade and other receivables		2,637,732		—		1,097,348		—		3,735,080
Other financial assets		54,074		101,278		20,857		29,843		206,052

(in millions of Korean won)	December 31, 2018
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	5,462,470	~~W~~	—	~~W~~	—	~~W~~	5,462,470
Borrowings		6,313,537		—		—		6,313,537
Other financial liabilities		—		7,758		54,075		61,833

13

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

5.	Trade and Other Receivables

Trade and other receivables as at September 30, 2019 and December 31, 2018, are as follows:

	September 30, 2019
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,360,239	~~W~~	(332,630)	~~W~~	(7,583)	~~W~~	3,020,026
Other receivables		332,426		(51,387)		(146)		280,893

Total	~~W~~	3,692,665	~~W~~	(384,017)	~~W~~	(7,729)	~~W~~	3,300,919

Non-current assets
Trade receivables	~~W~~	539,507	~~W~~	(2,107)	~~W~~	(28,395)	~~W~~	509,005
Other receivables		404,362		(141)		(25,203)		379,018

Total	~~W~~	943,869	~~W~~	(2,248)	~~W~~	(53,598)	~~W~~	888,023

	December 31, 2018
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,048,786	~~W~~	(319,044)	~~W~~	(9,562)	~~W~~	2,720,180
Other receivables		298,971		(50,254)		(133)		248,584

Total	~~W~~	3,347,757	~~W~~	(369,298)	~~W~~	(9,695)	~~W~~	2,968,764

Non-current assets
Trade receivables	~~W~~	380,398	~~W~~	(2,107)	~~W~~	(16,042)	~~W~~	362,249
Other receivables		427,438		(141)		(23,230)		404,067

Total	~~W~~	807,836	~~W~~	(2,248)	~~W~~	(39,272)	~~W~~	766,316

14

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of other receivables as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Loans	~~W~~	73,463	~~W~~	75,456
Receivables		305,183		275,081
Accrued income		2,755		1,144
Refundable deposits		327,284		351,234
Others		2,754		131
Less: Provision for impairment		(51,528)		(50,395)

	~~W~~	659,911	~~W~~	652,651

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at September 30, 2019.

A portion of the trade receivables is classified as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

6.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Other financial assets
Financial assets at amortized cost[1]	~~W~~	72,329	~~W~~	54,074
Financial assets at fair value through profit or loss		129,228		101,278
Financial assets at fair value through other comprehensive income		19,672		20,857
Derivatives used for hedging		118,995		29,843
Less: Non-current		(249,049)		(130,651)

Current	~~W~~	91,175	~~W~~	75,401

Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	7,758	~~W~~	7,758
Derivatives used for hedging		—		54,075
Less: Non-current		(7,758)		(61,833)

Current	~~W~~	—	~~W~~	—

[1]

As at September 30, 2019, the Company’s financial instruments amounting to ~~W~~22,329 million (December 31, 2018: ~~W~~4,075 million), which consist of checking account deposits, deposits for Win-win Growth Cooperative loans, time deposits and others, are subject to withdrawal restrictions.

15

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of financial assets at fair value through profit or loss as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Equity instruments (Listed)	~~W~~	292	~~W~~	122
Equity instruments (Unlisted)		—		—
Debt securities		128,936		101,156
Less: non-current		(129,228)		(101,278)

Current	~~W~~	—	~~W~~	—

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at September 30, 2019.

Investment in Korea Software Financial Cooperative amounting to ~~W~~1,136 million is provided as collateral for payment guarantees provided by Korea Software Financial Cooperative.

Details of financial assets at fair value through other comprehensive income as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Equity instruments (Listed)	~~W~~	1,910	~~W~~	3,095
Equity instruments (Unlisted)		17,762		17,762
Debt securities		—		—
Less: non-current		(19,672)		(20,857)

Current	~~W~~	—	~~W~~	—

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income for these equity instruments is not reclassified to profit or loss, but to retained earnings. Upon disposal of debt securities, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

16

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of valuation of derivatives used for hedging as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019				December 31, 2018
	Assets		Liabilities		Assets		Liabilities
Currency swap[1]	~~W~~	118,995	~~W~~		~~W~~	29,843	~~W~~	54,075
Less: non-current		(100,144)		—		(4,732)		(54,075)

Current	~~W~~	18,851	~~W~~	—	~~W~~	25,111	~~W~~	—

[1]

The currency swap contract is to hedge the risk of variability in cash flow from the bond. In applying the cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 7, 2034.

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivative contracts for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019						2018
Type of Transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Currency swap	~~W~~	153,579	~~W~~	—	~~W~~	165,322	~~W~~	47,300	~~W~~	10,036	~~W~~	(4,054)

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~4,819 million for the current period (the nine-month period ended September 30, 2018: valuation gain of ~~W~~35 million).

7.	Inventories

Inventories as at September 30, 2019 and December 31, 2018, are as follows:

	September 30, 2019						December 31, 2018
(in millions of Korean won)	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	550,737	~~W~~	(113,119)	~~W~~	437,618	~~W~~	571,566	~~W~~	(106,293)	~~W~~	465,273

Cost of inventories recognized as expenses for the nine-month period ended September 30, 2019, amounts to ~~W~~2,939,027 million (the nine-month period ended September 30, 2018: ~~W~~2,350,031 million) and valuation loss on inventory amounts to ~~W~~6,826 million for the nine-month period ended September 30, 2019 (the nine-month period ended September 30, 2018: valuation loss of ~~W~~45,931 million).

17

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

8.	Other Assets and Liabilities

Other assets and liabilities as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Other assets
Advance payments	~~W~~	60,967	~~W~~	46,579
Prepaid expenses[1]		1,934,030		1,625,219
Contract assets[1]		522,752		366,866
Less: Non-current		(575,254)		(466,228)

Current	~~W~~	1,942,495	~~W~~	1,572,436

Other liabilities
Advances received	~~W~~	112,084	~~W~~	62,861
Withholdings		33,412		20,122
Unearned revenue		37,433		23,835
Contract liabilities[1]		346,598		344,765
Less: Non-current		(57,684)		(61,181)

Current	~~W~~	471,843	~~W~~	390,402

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 (Note 18).

9.	Property and Equipment, Investment Properties, and Intangible Assets

Changes in property and equipment for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning, net	~~W~~	10,864,398	~~W~~	11,375,047
Changes in accounting policy[1]		(209,703)		—
Acquisition and capital expenditure		2,187,764		1,186,363
Disposal and termination		(55,136)		(54,410)
Depreciation		(1,668,444)		(1,820,780)
Transfer from investment property		3,814		8,514
Transfer from intangible assets		254		—
Others		(30,539)		(49,433)

Ending, net	~~W~~	11,092,408	~~W~~	10,645,301

[1]	With the application of Korean IFRS 1116, the assets were reclassified from property and equipment to right-of-use assets (Note 28).

18

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Changes in investment properties for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning	~~W~~	600,624	~~W~~	633,851
Depreciation		(20,664)		(21,794)
Transfer		(3,814)		(8,514)

Ending	~~W~~	576,146	~~W~~	603,543

Details of investment properties provided as collateral as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	160,212	~~W~~	37,315	Deposits received	~~W~~	33,978

(in millions of Korean won)	December 31, 2018
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	186,252	~~W~~	39,177	Deposits received	~~W~~	34,965

Changes in intangible assets for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning, net	~~W~~	2,773,387	~~W~~	2,100,215
Changes in accounting policy[1]		(26,208)		—
Acquisition and capital expenditure		56,661		68,334
Disposal and termination		(3,959)		(8,260)
Amortization		(425,102)		(391,385)
Transfer to property and equipment		(254)		—

Ending, net	~~W~~	2,374,525	~~W~~	1,768,904

[1]	With the application of Korean IFRS 1116, the assets were reclassified from intangible assets to right-of-use assets (Note 28).

The carrying amount of goodwill with indefinite useful life not subject to amortization is ~~W~~65,057 million as at September 30, 2019 (December 31, 2018: ~~W~~65,057 million). The carrying amount of membership rights with indefinite useful life not subject to amortization is ~~W~~66,020 million as at September 30, 2019 (December 31, 2018: ~~W~~66,687 million).

19

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

10.	Investments in Subsidiaries, Associates and Joint Ventures

Carrying amount in investments in subsidiaries, associates and joint ventures as at September 30, 2019 and December 31, 2018, is as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Subsidiaries	~~W~~	3,199,834	~~W~~	3,256,846
Associates and joint ventures		304,686		290,837

Total	~~W~~	3,504,520	~~W~~	3,547,683

Investments in subsidiaries as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)			Carrying amount
	Location	Percentage of ownership (%)	September 30, 2019		December 31, 2018
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation[1]	Korea	7.6%		6,427		6,427
KTIS Corporation[1]	Korea	30.1%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.3%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		26,764		26,764
KT Hitel Co., Ltd.	Korea	63.7%		120,078		120,078
KT Belgium	Belgium	100.0%		54,512		54,512
KT Powertel Co., Ltd.[1]	Korea	44.8%		37,419		37,419
Genie Music Corporation[1] (KT Music Corporation)	Korea	36.0%		37,417		37,417
KT Dutch B.V	Netherlands	100.0%		32,359		32,359
KT Telecop Co., Ltd.	Korea	86.8%		26,045		26,045
KT Submarine Co., Ltd. [1]	Korea	39.3%		24,370		24,370
Nasmedia, Inc.[2]	Korea	42.7%		23,051		23,051
KT Strategic Investment Fund No. 1	Korea	90.9%		2,021		2,021
KTDS Co., Ltd.	Korea	95.5%		19,616		19,616
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)	Korea	100.0%		7,544		4,104
KT Strategic Investment Fund No. 2	Korea	90.9%		12,973		12,973
KT Sports	Korea	66.0%		6,600		6,600
KT M mobile Co., Ltd.	Korea	100.0%		131,200		200,000
KT Service Bukbu Co., Ltd.	Korea	67.3%		7,092		7,092
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160		10,160
KT Strategic Investment Fund No. 3	Korea	86.7%		13,000		13,000
KT Strategic Investment Fund No. 4	Korea	95.0%		19,000		19,000
PlayD Co., Ltd. (N Search Marketing Co., Ltd.)[3]	Korea	33.3%		20,000		20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,832		6,832
KT MOS Nambu Co., Ltd.	Korea	98.4%		5,462		5,462
Next connect PFV	Korea	100.0%		23,421		23,421
KT Strategic Investment Fund No. 5	Korea	96.0%		6,000		—
Others				70,086		67,738

Total			~~W~~	3,199,834	~~W~~	3,256,846

20

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

[1]

At the end of the reporting period, although sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in this entity, this entity is included in investments in subsidiaries due to the dispersion of the non-controlling interests and voting patterns at the shareholders’ meetings in the past.

[2]

At the end of the reporting period, although the Company owns less than 50% ownership in this entity, this entity is included in investments in subsidiaries as the Company holds the majority of voting right based on an agreement with other investors.

[3]	At the end of the reporting period, this entity is included in investments in subsidiaries as the Nasmedia Inc., holds ownership of 66.7% the Company and subsidiary holds ownership of 100%.

Investments in associates and joint ventures as at September 30, 2019 and December 31, 2018, are as follows:

		Percentage of ownership (%)	Carrying amount
(in millions of Korean won)	Location		September 30, 2019		December 31, 2018
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
KT-SB Venture Investment Fund[1]	Korea	—		—		6,437
KT-IBKC Future Investment Fund[1]	Korea	43.3%		12,090		8,840
KT-CKP New Media Investment Fund	Korea	49.7%		126		301
K Bank Inc.[2]	Korea	10.0%		111,550		89,768
Others				65,284		69,855

Total			~~W~~	304,686	~~W~~	290,837

[1]

At the end of the reporting period, although the Company owns 50% ownership in this entity, this entity is included in investments in joint ventures as the Company cannot unilaterally make decisions on determining the operating and financial policies.

[2]

At the end of the reporting period, although the Company owns less than 20% ownership in this entity, this entity is included in investments in associates as the Company has significant influence on determining the operating and financial policies. And, 12.1% of non-voting convertible stock are excluded from the ownership percentage.

Changes in investments in associates and joint ventures for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning	~~W~~	3,547,683	~~W~~	3,584,978
Acquisition		38,518		41,987
Disposal		(12,881)		(11,202)
Impairment[1]		(68,800)		—

Ending	~~W~~	3,504,520	~~W~~	3,615,763

[1]	As at September 30. 2019, the Company recognized impairment loss of ~~W~~68,800 million for KT M mobile Co., Ltd.

21

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Marketable investments in subsidiaries, associates and joint ventures as at September 30, 2019 and December 31, 2018, are as follows:

	September 30, 2019
	Number of shares	Carrying amount (in millions of Korean won)		Fair value (in millions of Korean won)
KT Skylife Co., Ltd.	23,908,000	~~W~~	311,696	~~W~~	216,367
KT Hitel Co., Ltd.	22,750,000		120,078		127,173
KT Submarine Co., Ltd.	8,085,000		24,370		24,861
Nasmedia, Inc.	3,742,406		23,051		118,073
Genie Music Corporation (KT Music Corporation)	20,904,514		37,417		74,525
KTCS Corporation	3,177,426		6,427		6,403
KTIS Corporation	10,196,190		30,633		22,992

Total		~~W~~	553,672	~~W~~	590,394

	December 31, 2018
	Number of shares	Carrying amount (in millions of Korean won)		Fair value (in millions of Korean won)
KT Skylife Co., Ltd.	23,908,000	~~W~~	311,696	~~W~~	274,942
KT Hitel Co., Ltd.	22,750,000		120,078		109,655
KT Submarine Co., Ltd.	8,085,000		24,370		25,872
Nasmedia, Inc.	3,742,406		23,051		106,284
Genie Music Corporation (KT Music Corporation)	20,904,514		37,417		100,551
KTCS Corporation	3,177,426		6,427		7,896
KTIS Corporation	10,196,190		30,633		24,930

Total		~~W~~	553,672	~~W~~	650,130

22

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

11.	Trade and Other Payables

Details of trade and other payables as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Current liabilities
Trade payables	~~W~~	1,249,688	~~W~~	782,582
Other payables		3,756,688		3,219,826

Total	~~W~~	5,006,376	~~W~~	4,002,408

Non-current liabilities
Other payables	~~W~~	1,454,159	~~W~~	1,460,062

Total	~~W~~	1,454,159	~~W~~	1,460,062

Details of other payables as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Non-trade payables	~~W~~	2,959,116	~~W~~	3,260,968
Accrued expenses		889,760		584,857
Operating deposits		489,979		500,899
Lease liabilities [1]		717,585		163,710
Others		154,407		169,454
Less: non-current		(1,454,159)		(1,460,062)

Current	~~W~~	3,756,688	~~W~~	3,219,826

[1]	With the application of Korean IFRS 1116, the lease liabilities were included in other liabilities (Note 28).

23

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

12.	Borrowings

Details of borrowings as at September 30, 2019 and December 31, 2018, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)				September 30, 2019			December 31, 2018
Type	Maturity	Annual interest rates		Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes[1]	Sep 7, 2034	6.500%		USD 100,000	~~W~~	120,130	USD 100,000	~~W~~	111,810
MTNP notes	Apr 22, 2019	—		—		—	USD 350,000		391,335
MTNP notes	Jul 18, 2026	2.500%		USD 400,000		480,520	USD 400,000		447,240
MTNP notes	Aug 7, 2022	2.625%		USD 400,000		480,520	USD 400,000		447,240
FR notes[2]	Aug 23, 2020	LIBOR +0.400	(3M) %	USD 200,000		240,260	USD 200,000		223,620
FR notes[2]	Aug 23, 2023	LIBOR +0.900	(3M) %	USD 100,000		120,130	USD 100,000		111,810
MTNP notes	Jul 6, 2020	0.310%		JPY 4,000,000		44,536	JPY 4,000,000		40,527
MTNP notes	Jul 6, 2021	0.380%		JPY 16,000,000		178,144	JPY 16,000,000		162,109
MTNP notes	Nov 13, 2020	0.300%		JPY 30,000,000		334,020	JPY 30,000,000		303,954
MTNP notes	Jul 19, 2022	0.220%		JPY 29,600,000		329,566	—		—
MTNP notes	Jul 19, 2024	0.330%		JPY 400,000		4,454	—		—
The 180-2nd Public bond	Apr 26, 2021	4.710%		—		380,000	—		380,000
The 181-3rd Public bond	Aug 26, 2021	4.090%		—		250,000	—		250,000
The 182-2nd Public bond	Oct 28, 2021	4.310%		—		100,000	—		100,000
The 183-2nd Public bond	Dec 22, 2021	4.090%		—		90,000	—		90,000
The 183-3rd Public bond	Dec 22, 2031	4.270%		—		160,000	—		160,000
The 184-2nd Public bond	Apr 10, 2023	2.950%		—		190,000	—		190,000
The 184-3rd Public bond	Apr 10, 2033	3.170%		—		100,000	—		100,000
The 185-2nd Public bond	Sep 16, 2020	3.650%		—		300,000	—		300,000
The 186-2nd Public bond	Jun 26, 2019	—		—		—	—		170,000
The 186-3rd Public bond	Jun 26, 2024	3.418%		—		110,000	—		110,000
The 186-4th Public bond	Jun 26, 2034	3.695%		—		100,000	—		100,000
The 187-2nd Public bond	Sep 2, 2019	—		—		—	—		220,000
The 187-3rd Public bond	Sep 2, 2024	3.314%		—		170,000	—		170,000
The 187-4th Public bond	Sep 2, 2034	3.546%		—		100,000	—		100,000
The 188-1st Public bond	Jan 29, 2020	2.259%		—		160,000	—		160,000
The 188-2nd Public bond	Jan 29, 2025	2.454%		—		240,000	—		240,000
The 188-3rd Public bond	Jan 29, 2035	2.706%		—		50,000	—		50,000
The 189-1st Public bond	Jan 28, 2019	—		—		—	—		100,000
The 189-2nd Public bond	Jan 28, 2021	1.946%		—		130,000	—		130,000
The 189-3rd Public bond	Jan 28, 2026	2.203%		—		100,000	—		100,000
The 189-4rd Public bond	Jan 28, 2036	2.351%		—		70,000	—		70,000
The 190-1st Public bond	Jan 29, 2021	2.548%		—		110,000	—		110,000
The 190-2nd Public bond	Jan 30, 2023	2.749%		—		150,000	—		150,000
The 190-3rd Public bond	Jan 30, 2028	2.947%		—		170,000	—		170,000
The 190-4th Public bond	Jan 30, 2038	2.931%		—		70,000	—		70,000
The 191-1st Public bond	Jan 14, 2022	2.048%		—		220,000	—		—

24

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won and foreign currencies in thousands)			September 30, 2019			December 31, 2018
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 191-2nd Public bond	Jan 15, 2024	2.088%	—		80,000	—		—
The 191-3rd Public bond	Jan 15, 2029	2.160%	—		110,000	—		—
The 191-4th Public bond	Jan 14, 2039	2.213%	—		90,000	—		—

Subtotal					6,132,280			6,029,645
Less: Current portion					(744,235)			(880,941)
Discount on bonds					(19,859)			(20,056)

Total				~~W~~	5,368,186		~~W~~	5,128,648

[1]

As at September 30, 2019, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been suspended since 2007.

[2]	The Libor (3M) is approximately 2.085% as at September 30, 2019.

Long-term borrowings

(in millions of Korean won) Financial institution
	Type	Maturity	Annual interest rates	September 30, 2019	December 31, 2018
Export-Import Bank of Korea	Inter-Korean Cooperation Fund[1]	July 10, 2026	1.500%	~~W~~3,454	~~W~~3,948
NH Investment & Securities Co., Ltd.	Long-term commercial papers	Feb. 18, 2019	—	—	300,000

Total				3,454	303,948
Less: Current portion				(493)	(300,493)

Net				~~W~~2,961	~~W~~3,455

[1]	Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

25

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Repayment schedule of the Company’s debentures and borrowings including the portion of current liabilities as at September 30, 2019, is as follows:

(in millions of Korean won)	Bonds
	In local currency		In foreign currency		Sub- total		Borrowings		Total
Oct.1, 2019 ~ Sep. 30, 2020	~~W~~	460,000	~~W~~	284,796	~~W~~	744,796	~~W~~	493	~~W~~	745,289
Oct.1, 2020 ~ Sep. 30, 2021		870,000		512,164		1,382,164		493		1,382,657
Oct.1, 2021 ~ Sep. 30, 2022		410,000		810,086		1,220,086		493		1,220,579
Oct.1, 2022 ~ Sep. 30, 2023		340,000		120,130		460,130		493		460,623
Thereafter Oct.1, 2023		1,720,000		605,104		2,325,104		1,482		2,326,586

Total	~~W~~	3,800,000	~~W~~	2,332,280	~~W~~	6,132,280	~~W~~	3,454	~~W~~	6,135,734

13.	Provisions

Changes in provisions for the nine-month periods ended September 30, 2019 and 2018, are as follows:

	2019
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	14,513	~~W~~	110,195	~~W~~	90,977	~~W~~	215,685
Increase (transfer)		—		6,000		6,937		12,937
Usage		—		(2,163)		(8,903)		(11,066)
Reversal		—		(4,529)		(14,000)		(18,529)

Ending balance	~~W~~	14,513	~~W~~	109,503	~~W~~	75,011	~~W~~	199,027

Current	~~W~~	14,513	~~W~~	—	~~W~~	72,340	~~W~~	86,853
Non-current		—		109,503		2,671		112,174

	2018
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	14,236	~~W~~	91,388	~~W~~	55,776	~~W~~	161,400
Increase (transfer)		—		1,959		11,133		13,092
Usage		—		(1,013)		(8,581)		(9,594)
Reversal		—		(1,172)		(158)		(1,330)

Ending balance	~~W~~	14,236	~~W~~	91,162	~~W~~	58,170	~~W~~	163,568

Current	~~W~~	14,236	~~W~~	—	~~W~~	56,367	~~W~~	70,603
Non-current		—		91,162		1,803		92,965

26

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

14.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at September 30, 2019 and December 31, 2018, are determined as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Present value of defined benefit obligations	~~W~~	1,721,322	~~W~~	1,620,349
Fair value of plan assets		(1,180,541)		(1,191,186)

Liabilities, net	~~W~~	540,781	~~W~~	429,163

Changes in the defined benefit obligations for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning	~~W~~	1,620,349	~~W~~	1,436,666
Current service cost		105,492		97,765
Interest expense		27,548		29,765
Benefit paid		(32,067)		(26,201)

Ending	~~W~~	1,721,322	~~W~~	1,537,995

Changes in the fair value of plan assets for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Beginning	~~W~~	1,191,186	~~W~~	1,134,347
Interest income		20,252		23,501
Remeasurements on plan assets		(1,202)		(7,467)
Benefits paid		(29,695)		(26,490)

Ending	~~W~~	1,180,541	~~W~~	1,123,891

Amounts recognized in the separate statement of profit or loss for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Current service cost	~~W~~	105,492	~~W~~	97,765
Net interest cost		7,296		6,264
Transfer in (out)		(12,037)		(8,162)

Total expenses	~~W~~	100,751	~~W~~	95,867

27

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

15.	Commitments and Contingencies

As at September 30, 2019, major commitments with local financial institutions are as follows:

(in millions of Korean won)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,630,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	3,454
Collateralized loan on electronic accounts receivable-trade	Shinhan Bank and others	KRW	312,000	17,055
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	166
Derivatives transaction limit	Korea Development Bank	KRW	100,000	688

Total		KRW	2,129,700	21,363

As at September 30, 2019, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Comprehensive credit line	KEB Hana Bank	KRW	3,000
		USD	10,000
Bid guarantee	Korea Software Financial Cooperative	KRW	37,448
Performance guarantee / Warranty Guarantee		KRW	367,124
Guarantee for advances received/others		KRW	173,816
Guarantee for payment in foreign currency	Kookmin Bank and others	USD	57,878
	KEB Hana Bank	PLN[1]	13,751
Performance guarantee	Shinhan Bank	KRW	7,828
Performance guarantee	Seoul Guarantee Insurance	KRW	13,513
Guarantees for licensing		KRW	2,714
Guarantee for deposits		KRW	1,944

Total		KRW	607,387
		USD	67,878
		PLN[1]	13,751

[1]	Polish Currency, Polish Zloty.

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at September 30, 2019, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~2,732 million.

For the nine-month period ended September 30, 2019, the Company made agreements with the Securitization Specialty Companies (2019: First 5G Forty third to Forty sixth Securitization Specialty Co., Ltd., 2018: Giga LTE Thirty seventh to Forty second Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreement the Company will receive asset management fees upon liquidation of securitization specialty company.

28

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

As at September 30, 2019, the Company is a defendant in 154 lawsuits with the total claimed amount of ~~W~~111,857 million. As at September 30, 2019, litigation provisions of ~~W~~14,513 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

In December 2013, Asia Broadcast Satellite Holdings Ltd. (“ABS”) filed a request for meditation to the International Chamber of Commerce (“ICC”) for the compensation of damages from the ownership of the satellite Koreasat-3 (“K3”) and the alleged breach of the entrustment control contract related to K3, which was made and entered into with the Company and its subsidiary, KT Sat Co., Ltd. In July 2017, the ICC issued a partial ruling that ABS has the ownership of K3, and in March 2018, the final ruling was issued that KT Sat Co., Ltd. should pay compensation for damages to ABS. However, in October 2017, the Company and its subsidiary, KT Sat Co., Ltd. filed a lawsuit seeking the cancellation of the partial ruling in the Federal Court of New York, and filed the other lawsuit in May 2018 seeking the cancellation of the final ruling. The Federal Court of New York dismissed the first case in April and the second case in July 2018. The Company and its subsidiary, KT Sat Co., Ltd. filed an appeal to the US Court of Appeals for the Second Circuit in August 2018, but the U.S. Court of Appeals for the Second Circuit ruled to dismiss the appeal in September 2019. The Company and its subsidiaries, KT Sat Co., Ltd. plan to appeal to the U.S. Supreme Court for the Second U.S. Circuit Court of Appeals for the Dismissal of Appeals. The outcome of the appeal cannot be reasonably estimated at the end of the reporting period.

According to the financial and other covenants included in certain debentures and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

At the end of the reporting period, the Company is offering construction completion guarantee agreement to development of Nonsan Hwagidong apartment complex. If a contingent event occurs in between November 24, 2017 and to February 9, 2020, the Company collaterally guarantees the debt of AbleNS 1st Co. up to ~~W~~6,000 million.

At the end of the reporting period, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

At the end of the reporting period, contract amount of property and equipment and intangible assets acquisition agreement made but not yet recognized amounts to ~~W~~700,924 million (December 31, 2018: ~~W~~1,115,622 million).

29

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

16.	Retained Earnings

Details of retained earnings as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Legal reserve[1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves[2]		4,651,362		4,651,362
Unappropriated retained earnings		5,519,303		5,306,431

Total	~~W~~	10,952,914	~~W~~	10,740,042

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company’s majority shareholders.

[2]

The provision of research and development of human resources is separately accumulated with tax reserve fund during earned surplus disposal by Tax Reduction and Exemption Control Act of Korea. Reversal of this provision can be paid out as dividends according to related tax law.

17.	Other Components of Equity

The Company’s other components of equity as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Treasury stock	~~W~~	(825,838)	~~W~~	(830,874)
Loss on disposal of treasury stock		(2,292)		(15,169)
Share-based payments		6,169		5,956
Others		(181,733)		(181,733)

Total	~~W~~	(1,003,694)	~~W~~	(1,021,820)

As at September 30, 2019 and December 31, 2018, the details of treasury stock are as follows:

	September 30, 2019		December 31, 2018
Number of shares (in shares)		15,870,258		15,967,040
Amounts (in millions of Korean won)	~~W~~	825,838	~~W~~	830,874

Treasury stock is expected to be used for the stock compensation for the Company’s directors and employees and other purposes.

30

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

18.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Company has recognized the following amounts relating to revenue in the statement of profit or loss:

(in millions of Korean won)	2019				2018
	Three months		Nine months		Three months		Nine months
Revenue from contracts with customers	~~W~~	4,657,616	~~W~~	13,456,503	~~W~~	4,308,979	~~W~~	12,790,310
Revenue from other sources		48,106		142,032		49,191		148,049

Total revenue	~~W~~	4,705,722	~~W~~	13,598,535	~~W~~	4,358,170	~~W~~	12,938,359

Operating revenues for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Nine months		Three months		Nine months
Services provided	~~W~~	3,766,810	~~W~~	11,168,261	~~W~~	3,680,233	~~W~~	10,932,329
Sales of goods		938,912		2,430,274		677,937		2,006,030

Total	~~W~~	4,705,722	~~W~~	13,598,535	~~W~~	4,358,170	~~W~~	12,938,359

Revenues from services provided are recognized over time, and sales of goods are recognized at a point of time.

The contract assets, liabilities and deferred revenue recognized in relation to the revenues from contracts with customers are as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Contract assets	~~W~~	522,752	~~W~~	366,866
Contract liabilities		346,598		344,765
Deferred revenue[1]		80,371		85,138

[1]	Deferred revenue recognized relating to government grant is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	September 30, 2019		December 31, 2018
Contract costs recognized as assets	~~W~~	1,825,170	~~W~~	1,487,855

The Company recognized ~~W~~1,243,197 million (The nine-month period ended September 30, 2018: ~~W~~1,039,770 million) of operating expenses in the current reporting period which relates to contract cost assets.

The Company did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

31

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

For the three-month and nine-month periods ended September 30, 2019 and 2018, the recognized revenue arising from carried-forward contract liabilities and deferred revenue from prior year are as follows:

(in millions of Korean won)	2019				2018
	Three months		Nine months		Three months		Nine months
Revenue recognized that was included in balance at the beginning of the year
Allocation of the transaction price	~~W~~	53,475	~~W~~	201,891	~~W~~	38,430	~~W~~	137,456
Deferred revenue of joining/installment fee		9,770		32,593		8,637		27,911

Total	~~W~~	63,245	~~W~~	234,484	~~W~~	47,067	~~W~~	165,367

19.	Operating Expenses

Operating expenses for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Nine months		Three months		Nine months
Salaries and wages	~~W~~	528,529	~~W~~	1,645,772	~~W~~	540,368	~~W~~	1,666,325
Depreciation		551,014		1,659,933		597,386		1,810,343
Depreciation of right-of-use asset		111,338		337,752		—		—
Amortization of intangible assets		139,236		422,175		125,077		385,550
Commissions		395,187		1,156,231		374,539		1,118,695
Interconnection charges		132,118		404,087		164,411		476,262
International interconnection fee		70,328		181,562		59,017		172,666
Purchase of inventories		1,173,281		2,918,198		743,227		2,462,186
Changes of inventories		(32,820)		27,655		61,911		(66,224)
Sales commission		620,252		1,813,600		540,190		1,463,364
Service cost		166,803		491,271		162,235		497,831
Purchase of contents		142,335		422,086		130,657		385,667
Utilities		89,472		233,133		86,688		230,098
Taxes and dues		74,972		178,900		75,290		189,499
Rent		27,923		84,930		107,864		321,606
Insurance premium		19,685		51,008		14,215		44,948
Installation fee		116,607		344,263		106,152		319,219
Advertising expenses		32,838		106,316		38,178		122,847
Research and development expenses		40,544		121,069		43,484		128,668
Others		108,351		313,283		106,677		315,591

Total	~~W~~	4,507,993	~~W~~	12,913,224	~~W~~	4,077,566	~~W~~	12,045,141

32

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of employee benefits for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Nine months		Three months		Nine months
Short-term employee benefits	~~W~~	482,527	~~W~~	1,506,325	~~W~~	488,581	~~W~~	1,501,683
Post-employment benefits (defined benefit)		33,339		100,750		31,843		95,867
Post-employment benefits (defined contribution)		9,776		28,800		10,797		31,934
Share-based payment		1,820		4,798		1,225		4,467
Others		1,067		5,099		7,922		32,374

Total	~~W~~	528,529	~~W~~	1,645,772	~~W~~	540,368	~~W~~	1,666,325

20.	Other Income and Other Expenses

Other income for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Nine months		Three months		Nine months
Gain on disposal of property and equipment	~~W~~	3,481	~~W~~	13,658	~~W~~	3,077	~~W~~	29,165
Gain on disposal of right-of-use asset		918		3,569		—		—
Gain on disposal of intangible assets		—		840		853		3,634
Compensation on property and equipment		23,102		85,770		22,618		79,041
Dividends received		2,184		128,390		18,500		182,797
Gain on government subsidies		3,455		10,431		2,993		9,673
Others		7,127		23,085		6,594		15,101

Total	~~W~~	40,267	~~W~~	265,743	~~W~~	54,635	~~W~~	319,411

33

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Other expenses for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Nine months		Three months		Nine months
Loss on disposal of property and equipment	~~W~~	21,762	~~W~~	44,065	~~W~~	12,827	~~W~~	47,154
Loss on disposal of right-of-use asset		236		1,756		—		—
Loss on disposal of intangible assets		709		3,064		675		3,714
Loss on disposal of investments in associates		—		5,619		—		7,316
Impairment loss on investments in associates		68,800		68,800		—		—
Donation		22,956		66,756		16,354		38,759
Others		25,522		61,306		21,781		77,247

Total	~~W~~	139,985	~~W~~	251,366	~~W~~	51,637	~~W~~	174,190

21.	Finance Income and Costs

Details of finance income for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Nine months		Three months		Nine months
Interest income	~~W~~	64,140	~~W~~	191,610	~~W~~	52,983	~~W~~	161,739
Gain on foreign currency transactions		10,251		17,685		3,415		6,374
Gain on foreign currency translation		2,742		8,152		5,143		11,820
Gain on settlement of derivatives		—		6,332		17,920		27,950
Gain on valuation of derivatives		77,749		153,579		(28,967)		47,300
Others		28		3,188		85		1,334

Total	~~W~~	154,910	~~W~~	380,546	~~W~~	50,579	~~W~~	256,517

34

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Details of finance costs for the three-month and nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019				2018
	Three months		Nine months		Three months		Nine months
Interest expenses	~~W~~	61,933	~~W~~	205,353	~~W~~	58,627	~~W~~	196,377
Loss on foreign currency transactions		10,079		22,191		17,545		30,981
Loss on foreign currency translation		79,659		161,371		(30,090)		52,951
Loss on valuation of derivatives		—		—		10,036		10,036
Loss on disposal of trade receivables		3,049		6,560		1,690		9,634
Others		—		—		(5)		—

Total	~~W~~	154,720	~~W~~	395,475	~~W~~	57,803	~~W~~	299,979

22.	Income Tax Expense

Income tax expense is recognized based on the best estimate of weighted average annual income tax rate expected for the full financial year. The estimated average annual income tax rate used for the year ending December 31, 2019 is 26.29%.

23.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Company and held as treasury stock.

Basic earnings per share from operations for the three-month and nine-month periods ended September 30, 2019 and 2018, are calculated as follows:

	2019				2018
	Three months		Nine months		Three months		Nine months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	72,384	~~W~~	504,736	~~W~~	202,609	~~W~~	729,297
Weighted average number of ordinary shares outstanding (in number of shares)		245,152,955		245,147,603		244,858,872		245,017,349
Basic earnings per share (in Korean won)	~~W~~	295	~~W~~	2,059	~~W~~	827	~~W~~	2,977

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares from other share-based payments.

35

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Diluted earnings per share from operations for the three-month and nine-month periods ended September 30, 2019 and 2018, are calculated as follows:

	2019				2018
	Three months		Nine months		Three months		Nine months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	72,384	~~W~~	504,736	~~W~~	202,609	~~W~~	729,297
Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	72,384	~~W~~	504,736	~~W~~	202,609	~~W~~	729,297
Number of dilutive potential ordinary shares outstanding (in number of shares)		88,595		93,947		—		1,555
Weighted average number of ordinary shares outstanding (in number of shares)		245,241,550		245,241,550		244,858,872		245,018,904
Diluted earnings per share (in Korean won)	~~W~~	295	~~W~~	2,058	~~W~~	827	~~W~~	2,976

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares excluding other share-based payments without dilutive effect.

24.	Cash Generated from Operations

Cash flows from operating activities for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
1. Profit for the period	~~W~~	504,736	~~W~~	729,297
2. Adjustments for:
Income tax expense		180,023		265,680
Interest income		(191,610)		(161,739)
Interest expense		205,353		196,377
Dividends income		(128,895)		(182,805)
Depreciation		1,689,108		1,842,574
Amortization of intangible assets		425,102		391,385
Depreciation of right-of-use asset		337,797		—
Provisions for severance benefits (defined benefits)		112,788		104,029

36

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	2019		2018
Allowance for bad debts		62,828		54,168
Loss on disposal of investments in subsidiaries, associates and joint ventures		5,619		7,316
Impairment loss on interests in associates and joint arrangements		68,800		—
Loss on disposal of property and equipment		30,407		17,989
Loss on disposal of intangible assets		2,224		80
Gain on disposal of right-of-use asset		(1,813)		—
Loss on foreign currency translation		153,219		41,131
Gain on valuation of derivatives, net		(159,911)		(65,214)
Loss (gain) on valuation of financial assets at fair value through profit or loss		(170)		(85)
Gain on disposal of financial assets at fair value through profit or loss		(2,515)		(1,241)
Others		(67,535)		58,302
3. Changes in operating assets and liabilities
Increase in trade receivables		(475,603)		(401,093)
Decrease in finance lease receivables		694		—
Decrease (increase) in other receivables		(27,742)		71,820
Increase in other current assets		(433,847)		(146,168)
Increase in other non-current assets		(125,449)		(26,918)
Decrease (increase) in inventories		16,446		(113,130)
Decrease in trade payables		463,031		45,666
Increase (decrease) in other payables		79,041		26,233
Increase in other current liabilities		81,441		75,214
Decrease in other non-current liabilities		(3,498)		(7,005)
Increase (decrease) in provisions		(15,090)		1,381
Decrease in deferred revenue		(9,321)		1,290
Post-employment benefits paid (defined benefits)		(51,275)		(75,513)
Decrease in plan assets		46,864		66,268

4. Cash generated from operations(1+2+3)	~~W~~	2,771,247	~~W~~	2,815,289

37

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Significant transactions not affecting cash flows for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
Reclassification of the current portion of borrowings	~~W~~	723,587	~~W~~	1,164,003
Reclassification of construction-in-progress to property and equipment		1,451,381		1,031,756
Reclassification of other payable from property and equipment		194,906		(278,065)
Reclassification of right-of-use asset from property and equipment		(209,703)		—
Reclassification of other payable from intangible assets		(339,208)		(235,438)
Reclassification of other payable from defined benefit liability		(19,208)		(49,312)
Reclassification of other payable from plan assets		(17,169)		(39,778)
Reclassification of trade receivables to assets held for sale		—		339,677

25.	Cash Generated From Financing Activities

Changes in liabilities arising from financial activities for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
					Non-cash
	Beginning		Cash flows		Newly acquired		Exchange difference		Fair value change		Others		Ending
Borrowing	~~W~~	6,313,537	~~W~~	(363,685)	~~W~~	—	~~W~~	153,733	~~W~~	—	~~W~~	12,290	~~W~~	6,115,875
Financial lease liabilities		163,710		(322,740)		877,113		—		—		(498)		717,585
Derivative liabilities		61,833		—		—		—		—		(54,075)		7,758
Derivative assets		(29,843)		33,635		—		(150,563)		(19,578)		47,354		(118,995)

Total	~~W~~	6,509,237	~~W~~	(652,790)	~~W~~	877,113	~~W~~	3,170	~~W~~	(19,578)	~~W~~	5,071	~~W~~	6,722,223

(in millions of Korean won)	2018
					Non-cash
	Beginning		Cash flows		Newly acquired		Exchange difference		Fair value change		Others		Ending
Borrowing	~~W~~	6,212,934	~~W~~	(288,507)	~~W~~	—	~~W~~	43,497	~~W~~	—	~~W~~	27,127	~~W~~	5,995,051
Financial lease liabilities		176,717		(56,873)		38,856		—		—		(126)		158,574
Derivative liabilities		86,251		(13,597)		—		(24,894)		46,065		(17,569)		76,256
Derivative assets		(7,389)		10,136		—		(14,455)		(2,697)		(7,244)		(21,649)

Total	~~W~~	6,468,513	~~W~~	(348,841)	~~W~~	38,856	~~W~~	4,148	~~W~~	43,368	~~W~~	2,188	~~W~~	6,208,232

38

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

26.	Related Party Transactions

The list of related party of the Company as at September 30, 2019, is as follows:

Relationship	Name of Entity
Subsidiaries	KT Hitel Co., Ltd., KTCS Corporation, KTIS Corporation, KT Service Bukbu Co., Ltd., KT Service Nambu Co., Ltd., KT Powertel Co., Ltd., KT Linkus Co., Ltd., KT Telecop Co., Ltd., KTDS Co., Ltd., Nasmedia, Inc., KT M Hows Co., Ltd., KT M&S Co., Ltd., GENIE Music Corporation (KT Music Corporation), KT Estate Inc., KT Skylife Co., Ltd., H&C Network, KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.), KT Sat Co., Ltd., KT Submarine Co., Ltd., KT Sports Co., Ltd., KT Strategic Investment Fund No.1, KT Strategic Investment Fund No.2, KT Music Contents Fund 1, Korea Telecom America, Inc., Korea Telecom Japan Co., Ltd., Korea Telecom China Co., Ltd., KT Dutch B.V., PT. KT Indonesia, KT AMC, KT Commerce Inc., BC Card Co., Ltd., VP Inc., BC Card Shanghai Co., Ltd., Skylife TV Co., Ltd., Initech Co., Ltd., Smartro Co., Ltd., East Telecom LLC, Super iMax LLC, KT NEXR Co., Ltd., KT Rwanda Networks Ltd., KT Belgium, KT ORS Belgium, KT-Michigan Global Contents Fund, Autopion Co., Ltd., KBTO sp.zo.o, AOS Ltd., KT M mobile Co., Ltd., KT investment Co., Ltd, PT. BC Card Asia Pacific, Whowho&Company Co., Ltd., KT Hongkong Telecommunications Co., Ltd., KT Strategic Investment Fund No.3, PlayD Co., Ltd. (N search Marketing Co., Ltd.), Korea Telecom Singapore Pte, Ltd., Texnoprosistem LLP, KT Music Contents Fund No.2, KT Strategic Investment Fund No.4, BC-VP Strategic Investment Fund No.1, KT MOS Bukbu Co., Ltd., KT MOS Nambu Co., Ltd., Nasmedia Thailand Co., Ltd., Next Connect PFV, KT huimangjieum, KT Strategic Investment Fund No.5

Associates	KIF Investment Fund, K-REALTY CR REIT 1, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd, KD Living, Inc., Oscar Ent. Co., Ltd., KT-CKP New Media Investment Fund, LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank Inc., ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd, CHAMP IT Co., Ltd., GE Premier 1st Corporate Restructuring Real Estate Investment Trust Company, Alliance Internet Corp., Little big pictures, Virtua Realm Sendirian Berhad, KT Philippines

Others [1]	KT ENGCORE Co., Ltd., K-REALTY CR-REIT 10, KHS Corporation

[1]

Although the entity is not the related party of the Company in accordance with Korean IFRS 1024, the entity belongs to the Large Enterprise Group to which the Company also belongs in accordance with the Monopoly Regulation and Fair Trade Act.

The amount of the installment handset sales receivable succeeded by KTIS Corporation, KTCS Corporation and KT M&S Co., Ltd. is ~~W~~501,209 million.

39

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

The Company has entered into an additional agreements in relation to providing communication service in wholesale with KT M mobile Co., Ltd.. In connection with the agreement, the Company offsets all or partial receivables against payables for joining mobile telecommunication services and usage of network arising from telecommunication operating.

Outstanding balances of receivables and payables in relation to transaction with related parties as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	329	~~W~~	—	~~W~~	10	~~W~~	6	~~W~~	—	~~W~~	11,552	—
KT Telecop Co., Ltd.		666		—		95		—		—		6,116	21
KTCS Corporation		979		—		49		22		77		49,961	2
KTIS Corporation		558		—		3,911		13		—		36,727	—
KT Service Bukbu Co., Ltd.		19		—		6		11		—		17,443	—
KT Service Nambu Co., Ltd.		359		—		1		—		—		20,573	—
KT Skylife Co., Ltd.		5,962		—		2,528		—		—		16,013	—
KTDS Co., Ltd.		180		—		1,140		—		—		68,704	—
KT Estate Inc.		1,100		—		40,381		—		—		57,242	86,021
Skylife TV Co., Ltd [3]		17		3,687		23		—		—		2,591	—
BC Card Co., Ltd.[1]		1,056		—		91		—		—		1,143	—
KT Sat Co., Ltd.		652		—		—		—		—		1,969	—
KT Hitel Co., Ltd.		1,666		—		275		—		15,281		7,162	—
KT Commerce Inc.		86		—		—		—		1,397		16,576	—
KT M Hows Co., Ltd.		99		—		—		—		—		2,718	—
KT M&S Co., Ltd.		340		—		8		—		—		100,666	—
GENIE Music Corporation (KT Music Corporation)		—		—		—		—		4,627		12,359	—
KT M mobile Co., Ltd.		11,711		—		179		—		—		361	—
Nasmedia, Inc.		7,883		—		5		—		—		949	—
KT MOS Bukbu Co., Ltd.		7		—		15		—		—		5,757	—
KT MOS Nambu Co., Ltd.		3		—		1,395		—		—		6,690	—
Others		6,817		821		10,094		—		312		9,357	230

40

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	September 30, 2019
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures
K-REALTY CR REIT 1		—		—		23,100		—		—		—		63,302
K Bank Inc.		188		—		—		—		—		—		—
Others		27		—		2		—		—		7		—
Others
KT ENGCORE Co., Ltd.		—		—		7,080		—		—		85,049		105
KHS Corporation		—		—		—		—		—		1		—

Total	~~W~~	40,704	~~W~~	4,508	~~W~~	90,388	~~W~~	52	~~W~~	21,694	~~W~~	537,686	~~W~~	149,681

(in millions of Korean won)	December 31, 2018
	Receivables						Payables
	Trade receivables		Loans and others		Other receivables		Trade payables		Other payables
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	930	~~W~~	—	~~W~~	10	~~W~~	—	~~W~~	16,229
KT Telecop Co., Ltd.		1,010		—		792		1,960		3,171
KTCS Corporation		1,070		—		—		—		50,147
KTIS Corporation		—		—		3,559		3,719		33,389
KT Skylife Co., Ltd.		585		—		3,862		—		11,365
KT Service Bukbu Co., Ltd.		4		—		5		—		18,226
KT Service Nambu Co., Ltd.		—		—		12		—		20,894
KTDS Co., Ltd.		249		—		1,248		—		92,011
KT Estate Inc.		2,753		—		45,806		—		35,142
Skylife TV Co., Ltd. [3]		452		2,357		2,365		—		1,977
BC Card Co., Ltd.[1]		508		—		7		—		1,243
KT Sat Co., Ltd.		435		—		—		—		1,756
KT M mobile Co., Ltd.		7,575		—		161		—		1,274
KT Hitel Co., Ltd.		1,414		—		308		14,947		8,772
KT Commerce Inc.		49		—		168		7,274		77,653
KT M Hows Co., Ltd.		158		—		799		—		1,017
KT M&S Co., Ltd.		20,750		—		—		—		62,294
GENIE Music Corporation (KT Music Corporation)		1,206		—		—		—		12,785
Nasmedia, Inc.		3,773		—		4		—		808
KT MOS Bukbu Co., Ltd. [2]		5		—		—		—		6,100
KT MOS Nambu Co., Ltd. [2]		3		—		—		—		5,092
Others		7,335		800		15,966		409		12,140

41

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	December 31, 2018
	Receivables						Payables
	Trade receivables		Loans and others		Other receivables		Trade payables		Other payables
Associates and joint ventures
K-REALTY CR REIT 1		—		—		30,910		—		—
K Bank Inc.		159		—		—		—		—
Others		403		—		3		—		—
Others
KT ENGCORE Co., Ltd.		—		—		7,729		305		108,956

Total	~~W~~	50,826	~~W~~	3,157	~~W~~	113,714	~~W~~	28,614	~~W~~	582,441

[1]	As at September 30, 2019, ~~W~~1,136 million of the unsettled amount (December 31, 2018: ~~W~~1,171 million) in credit card transaction with BC Card Co., Ltd. is included in trade payables.
[2]	It is the amount after excluded from consolidation during the prior year.
[3]	As at September 30, 2019, the convertible bonds issued by Skylife TV Co., Ltd. amounting to ~~W~~3,000 million is classified as financial assets at fair value through profit or loss.

Significant transactions with related parties for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
	Sales				Purchases				Acquisition of lease receivables		Acquisition of right-of- use assets		Finance income		Finance costs
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	7,686	~~W~~	2	~~W~~	45,634	~~W~~	133	~~W~~	—	~~W~~	1	~~W~~	—	~~W~~	—
KT Telecop Co., Ltd.		12,396		—		13,180		4,335		—		—		6		3
KTCS Corporation		50,011		1		249,116		2,407		—		—		2		1,397
KTIS Corporation		40,080		1		220,019		77		—		—		1		93
KT Service Bukbu Co., Ltd.		12,139		1		156,014		—		—		—		2		—
KT Service Nambu Co., Ltd.		11,246		—		187,680		61		—		—		1		—
KT Skylife Co., Ltd.		28,250		1		41,130		57		—		—		—		6
KTDS Co., Ltd.		11,434		8		207,478		27,715		—		—		1		—
KT Estate Inc.		7,779		59		129,915		21,100		—		179		—		1,978
Skylife TV Co., Ltd.		3,066		—		6,643		—		—		—		69		—
BC Card Co., Ltd.		8,970		28		22,373		—		—		2		4		—
KT Sat Co., Ltd.		3,351		1		12,836		—		—		—		—		—
KT Hitel Co., Ltd.		14,941		1		42,299		3,363		—		—		—		—
KT Commerce Inc.		690		—		72,103		74,530		—		—		—		—

42

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	2019
	Sales				Purchases				Acquisition of lease receivables		Acquisition of right-of- use assets
	Operating revenue		Other income		Operating expenses		Others [1]						Finance income		Finance costs
KT M Hows Co., Ltd.		1,171		—		1,096		—		—		—		—		—
KT M&S Co., Ltd.		347,093		—		169,183		49		—		—		—		1,616
GENIE Music Corporation		1,585		—		38,594		—		—		—		—		—
(KT Music Corporation)
KT M mobile Co., Ltd.		52,848		—		5,170		—		—		—		—		—
Nasmedia, Inc.		355		—		468		—		—		—		—		—
KT MOS Nambu Co., Ltd.		1,402		—		45,026		434		—		—		—		—
KT MOS Bukbu Co., Ltd.		1,729		—		48,010		1,542		—		—		—		—
Others		18,439		111		37,484		1,148		—		770		18		6
Associates and joint ventures
K-REALTY CR REIT 1		—		—		—		—		—		—		—		1,718
K Bank Inc.		1,837		—		1		—		—		—		—		—
Others		402		70		3,113		—		—		—		—		—
Others
KT ENGCORE Co., Ltd.		330		10		62,200		120,757		—		—		—		1
KHS Corporation		24		—		11,704		—		—		—		—		—

Total	~~W~~	639,254	~~W~~	294	~~W~~	1,828,469	~~W~~	257,708	~~W~~	—	~~W~~	952	~~W~~	104	~~W~~	6,818

[1]	The amount includes acquisition of property and equipment, and others.

(in millions of Korean won)	2018
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	7,853	~~W~~	24	~~W~~	45,114	~~W~~	1,302
KT Telecop Co., Ltd.		10,657		15		11,850		4,522
KTCS Corporation		54,851		1		237,614		50,963
KTIS Corporation		36,177		60		214,748		41,632
KT Service Bukbu Co., Ltd.		11,016		—		140,118		—
KT Service Nambu Co., Ltd.		11,003		—		163,301		6
KT Skylife Co., Ltd.		19,744		20		40,957		—
KTDS Co., Ltd.		9,902		1		216,943		32,497
KT Estate Inc.		10,794		—		122,781		2,132
Skylife TV Co., Ltd.		4,063		195		7,127		—

43

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	2018
	Sales				Purchases
	Operating revenue		Other income		Operating expenses		Others [1]
BC Card Co., Ltd.		6,408		3		18,901		1,281
KT Sat Co., Ltd.		3,792		—		12,641		—
KT Hitel Co., Ltd.		11,403		1		34,905		2,754
KT Commerce Inc.		777		1		112,606		87,944
KT M Hows Co., Ltd.		817		—		1,367		—
KT M&S Co., Ltd.		329,781		32		159,882		393,859
GENIE Music Corporation (KT Music Corporation)		1,663		—		29,360		—
KT M mobile Co., Ltd.		45,635		—		6,830		37,161
Others		20,027		11		43,093		2,076
Associates and joint ventures
K-REALTY CR REIT 1		—		—		25,060		—
MOS GS Co., Ltd.		398		—		11,234		789
MOS Daegu Co., Ltd.		166		—		8,475		300
MOS Chungcheong Co., Ltd.		229		—		8,284		364
MOS Gangnam Co., Ltd.		184		—		11,005		544
MOS GB Co., Ltd.		602		—		16,101		418
MOS BS Co., Ltd.		151		—		10,601		592
MOS Honam Co., Ltd.		282		—		9,901		598
K Bank Inc.		1,733		—		—		—
NgeneBio Co., Ltd.		3		—		—		—
Others		1,146		96		2,640		1
Others
KT ENGCORE Co., Ltd.		434		4		81,986		89,873

Total	~~W~~	601,691	~~W~~	464	~~W~~	1,805,425	~~W~~	751,608

[1]	The amount includes acquisition of property and equipment, and others.

44

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Key management compensation for the nine-month periods ended September 30, 2019 and 2018, consists of:

(in millions of Korean won)	2019		2018
Salaries and other short-term benefits	~~W~~	1,514	~~W~~	1,402
Post-employment benefits		247		653
Stock-based compensation		668		998

Total	~~W~~	2,429	~~W~~	3,053

Fund transactions with related parties for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019
	Loan transactions				Borrowing transactions [1]				Equity contributions in cash
	Loans		Collections		Borrowing [2]		Refund				Dividend income
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	1	~~W~~	6	~~W~~	—	~~W~~	—
KTCS Corporation		—		—		—		5		—		286
KT Submarine Co., Ltd		—		—		—		—		—		243
KTIS Corporation		—		—		—		21		—		816
KT Skylife Co., Ltd.		—		—		—		—		—		8,368
KTDS Co., Ltd.		—		—		—		—		—		4,440
KT Estate Inc.		—		—		177		19,689		—		48,671
BC Card Co., Ltd		—		—		2		—		—		43,140
KT Sat Co., Ltd.		—		—		—		—		—		4,400
Nasmedia, Inc.		—		—		—		—		—		1,983
KT M Hows Co., Ltd		—		—		—		—		—		836
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)		—		—		—		—		3,440		—
KT Strategic Investment Fund No.5		—		—		—		—		6,000		—
KT huimangjieum		—		—		—		—		1,500		—
KBTO Sp.z o.o.		—		—		—		—		1,897		—
KT Music Contents Fund 1		—		—		—		—		(1,050)		—
Others		—		—		372		394		—		—

45

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	2019
	Loan transactions				Borrowing transactions [1]				Equity contributions in cash
	Loans		Collections		Borrowing [2]		Refund				Dividend income
Associates and joint ventures
KT-DSC creative economy youth start-up investment fund		—		—		—		—		(360)		—
KT-IBK Future Investment Fund 1		—		—		—		—		3,250		—
Virtua Realm Sendirian Berhad		—		—		—		—		550		—
K-REALTY CR REIT 1		—		—		—		20,941		—		10,928
KT Philippines		—		—		—		—		99		—
KIF Investment Fund		—		—		—		—		—		4,279
KT-CKP New Media Investment Fund		—		—		—		—		(174)		—
K Bank Inc.		—		—		—		—		21,782		—
Others
KT ENGCORE Co., Ltd.		—		—		—		97		—		—

Total	~~W~~	—	~~W~~	—	~~W~~	552	~~W~~	41,153	~~W~~	36,934	~~W~~	128,390

[1]	Borrowing transactions include lease transactions.
[2]	With the application of Korean IFRS 1116, initial direct costs were not included in the right-of-use asset at the time of transition on January 1, 2019.

(in millions of Korean won)	2018
	Loan transactions				Equity contributions in cash		Dividend income
	Loans		Collections
Subsidiaries
KTCS Corporation	~~W~~	—	~~W~~	50	~~W~~	—	~~W~~	254
Autopion Co., Ltd.		310		661		—		—
KT Submarine Co., Ltd.		—		—		—		404
KTIS Corporation		—		—		—		816
KT Skylife Co., Ltd.		—		—		—		8,368
KTDS Co., Ltd.		—		—		—		6,408
KT Estate Inc.		—		—		—		56,310
BC Card Co., Ltd.		—		—		—		81,996
KT Sat Co., Ltd.		—		—		—		14,800
Nasmedia, Inc.		—		—		—		2,582
KBTO sp.zo.o.		—		—		2,028		—

46

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	2018
	Loan transactions				Equity contributions in cash		Dividend income

	Loans		Collections
KT New Business Fund No.1.		—		—		(796)		—
KT ORS Belgium		—		—		4,943		—
KT Strategic Investment Fund No.4		—		—		9,500		—
KT MOS Bukbu Co., Ltd.		—		—		8,152		—
KT MOS Nambu Co., Ltd.		—		—		6,482		—
Associates and joint ventures
KT-CKP New Media Investment Fund		—		—		(1,100)		—
PHI Healthcare Inc. (HooH Healthcare Inc.)		—		—		1,000		—
K-REALTY CR REIT 1		—		—		—		8,932
KIF Investment Fund		—		—		—		1,842
MOS GS Co., Ltd.		—		—		(147)		8
MOS Daegu Co., Ltd.		—		—		(147)		8
MOS Chungcheong Co., Ltd.		—		—		(153)		8
MOS Gangnam Co., Ltd.		—		—		(180)		10
MOS GB Co., Ltd.		—		—		(203)		12
MOS BS Co., Ltd.		—		—		(183)		10
MOS Honam Co., Ltd.		—		—		(206)		10
Gyeonggi-KT Green Growth Fund		—		—		—		19
KT-IBKC Future Investment Fund 1		—		—		(910)		—
Korea Electronic Vehicle Charging Service		—		—		168		—
Gyeonggi-KT Yoojin Superman Fund		—		—		1,000		—
KT-DSC creative economy youth start-up investment fund		—		—		(1,080)		—
K Bank Inc.		—		—		12,300		—

Total	~~W~~	310	~~W~~	711	~~W~~	40,468	~~W~~	182,797

As at the reporting period, there are no collateral and payment guarantees provided by the related parties.

At the end of the reporting period, the Company entered into a credit card agreement with a limit of ~~W~~4,856 million (December 31, 2018: ~~W~~4,843 million) with BC Card Co., Ltd.

47

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

27.	Fair Value

(1) Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019				December 31, 2018
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,189,230		[1]	~~W~~	1,779,745		[1]
Trade and other receivables
Financial assets measured at amortized cost[2]		2,765,325		[1]		2,637,732		[1]
Financial assets at fair value through other comprehensive income		1,420,935	~~W~~	1,420,935		1,097,348	~~W~~	1,097,348
Other financial assets
Financial assets measured at amortized cost		72,329		[1]		54,074		[1]
Financial assets at fair value through profit or loss		129,228	~~W~~	129,228		101,278	~~W~~	101,278
Financial assets at fair value through other comprehensive income		19,672		19,672		20,857		20,857
Derivative financial assets for hedging		118,995		118,995		29,843		29,843

Total	~~W~~	5,715,714			~~W~~	5,720,877

Financial liabilities
Trade and other payables[2]	~~W~~	5,742,950		[1]	~~W~~	5,462,470		[1]
Borrowings		6,115,875		[1]		6,313,537		[1]
Other financial liabilities
Financial liabilities at fair value through profit or loss		7,758	~~W~~	7,758		7,758	~~W~~	7,758
Derivative financial liabilities for hedging		—		—		54,075		54,075

Total	~~W~~	11,866,583			~~W~~	11,837,840

[1]	The Company did not conduct fair value estimation since the book amount is a reasonable approximation of the fair value.
[2]	With the application of Korean IFRS 1107, lease receivables and lease liabilities are excluded from fair value disclosure.

48

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(2) Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted marked price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,420,935	~~W~~	—	~~W~~	1,420,935
Other financial assets
Financial assets at fair value through profit or loss		292		—		128,936		129,228
Financial assets at fair value through other comprehensive income		1,910		—		17,762		19,672
Derivative financial assets for hedging		—		85,425		33,570		118,995

Total	~~W~~	2,202	~~W~~	1,506,360	~~W~~	180,268	~~W~~	1,688,830

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	7,758	~~W~~	7,758
Derivative financial liabilities for hedging		—		—		—		—

Total	~~W~~	—	~~W~~	—	~~W~~	7,758	~~W~~	7,758

49

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(in millions of Korean won)	December 31, 2018
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,097,348	~~W~~	—	~~W~~	1,097,348
Other financial assets
Financial assets at fair value through profit or loss		122		—		101,156		101,278
Financial assets at fair value through other comprehensive income		3,095		—		17,762		20,857
Derivative financial assets for hedging		—		29,843		—		29,843

Total	~~W~~	3,217	~~W~~	1,127,191	~~W~~	118,918	~~W~~	1,249,326

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	—	~~W~~	7,758	~~W~~	7,758
Derivative financial liabilities for hedging		—		43,892		10,183		54,075

Total	~~W~~	—	~~W~~	43,892	~~W~~	17,941	~~W~~	61,833

50

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(3) Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows:

(in millions of Korean won)	2019
	Financial assets						Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	101,156	~~W~~	17,762	~~W~~	(10,183)	~~W~~	7,758
Amount recognized in profit or loss		—		—		32,211		—
Amount recognized in other comprehensive income		—		—		11,542		—
Acquisition amount		27,927		—		—		—
Disposal amount		(147)		—		—		—

Ending balance	~~W~~	128,936	~~W~~	17,762	~~W~~	33,570	~~W~~	7,758

(in millions of Korean won)	2018
	Financial assets				Financial liabilities
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Financial liabilities at fair value through profit or loss		Derivative financial liabilities for hedging [1]
Beginning balance	~~W~~	49,541	~~W~~	15,290	~~W~~	5,051	~~W~~	17,725
Amount recognized in profit or loss [1]		—		—		—		(15,451)
Amount recognized in other comprehensive income		—		—		—		13,494
Acquisition amount		2,738		11,999		—		—
Disposal amount		(560)		—		—		—

Ending balance	~~W~~	51,719	~~W~~	27,289	~~W~~	5,051	~~W~~	15,768

[1]	Amount recognized in profit or loss of derivative financial liabilities for hedging are comprised of loss on valuation of derivatives.

51

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(4) Valuation Technique and the Inputs

Valuation techniques and inputs used in the recurring, non-recurring fair value measurements categorized within Level 2 and Level 3 of the fair value hierarchy as at September 30, 2019 and December 31, 2018, are as follows:

(in millions of Korean won)	September 30, 2019
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,420,935	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		128,936	3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		17,762	3	DCF Model
		85,425	2	DCF Model
Derivative financial assets for hedging		33,570	3	Hull-White model, DCF Model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	7,758	3	DCF Model, Comparable Company Analysis

(in millions of Korean won)	December 31, 2018
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,097,348	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		101,156	3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		17,762	3	DCF Model
Derivative financial assets for hedging		29,843	2	DCF Model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	7,758	3	DCF Model, Comparable Company Analysis
Derivative financial liabilities for hedging		43,892	2	DCF Model
		10,183	3	Hull-White model, DCF Model

52

KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(5) Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO), and discusses valuation processes and results with the CFO in line with the Company’s closing dates.

(6) Gains and Losses on Valuation at the Transaction Date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by the said valuation technique differs from the transaction price, then the fair value of the financial instruments is recognized as the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that inputs of the valuation techniques become observable in markets, the remaining deferred difference is immediately recognized in full in profit for the period.

In relation to this, details and changes of the total deferred difference for the nine-month periods ended September 30, 2019 and 2018, are as follows:

(in millions of Korean won)	2019		2018
	Other derivative liabilities		Other derivative liabilities
I. Beginning balance	~~W~~	5,107	~~W~~	6,532
II. New transactions		—		—
III. Recognized at fair value through profit or loss		(1,069)		(1,069)

IV. Ending balance (I+II+III)	~~W~~	4,038	~~W~~	5,463

28.	Changes in Accounting Policies

As explained in Note 2.1 (1), the Company has adopted Korean IFRS 1116, retrospectively, from January 1, 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are, therefore, recognized in the statement of financial position on January 1, 2019.

(1)	Adjustments recognized on adoption of Korean IFRS 1116 Lease

On adoption of Korean IFRS 1116, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of Korean IFRS 1017. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as at January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 3.22%.

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KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

For leases previously classified as ‘finance leases’, the Company recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principles of Korean IFRS 1116 are only applied after that date.

(in millions of Korean won)	2019
Operating lease commitments as at December 31, 2018 [1]	~~W~~	587,931
Discounted using the lessee’s incremental borrowing rate of at the date of initial application		559,512
Add: finance lease liabilities recognized as at December 31, 2018		163,710
Add: adjustments as a result of a different treatment of extension and termination options		60,678

Lease liability recognized as at January 1, 2019	~~W~~	783,900

Of which are:
Current lease liabilities	~~W~~	313,471
Non-current lease liabilities		470,429

	~~W~~783,900

[1]	It excluded short-term leases and leases for which the underlying asset is of low value.

The associated right-of-use assets for property leases were measured on a retrospective basis as if the new rules had always been applied. Other right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position as at December 31, 2018.

(i)	Amounts recognized in the statement of financial position

The statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	September 30, 2019		January 1, 2019
Right-of-use assets
Property and building	~~W~~	549,466	~~W~~	610,986
Machinery and track facilities		200,344		234,507
Others		105,216		83,119

	~~W~~	855,026	~~W~~	928,612

(in millions of Korean won)	September 30, 2019		January 1, 2019
Lease liabilities [1]
Current	~~W~~	310,359	~~W~~	313,471
Non-current		407,226		470,429

	~~W~~	717,585	~~W~~	783,900

[1]	It included in the line item ‘trade and other payables’ in the statement of financial position.

Additions to the right-of-use assets for nine-month period ended September 30, 2019 were ~~W~~261,814 million.

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KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(ii)	Amounts recognized in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	Nine-Month Periods Ended September 30,
(in millions of Korean won)	2019		2018
Depreciation of right-of-use assets
Property and building	~~W~~	238,445	~~W~~	—
Machinery and track facilities		68,920		—
Others		30,387		—

	~~W~~	337,752	~~W~~	—

Interest expense relating to lease liabilities	~~W~~	32,097	~~W~~	—
Short-term leases		3,229		—
Expense relating to leases of low-value assets that are not short-term leases		12,175		—

The total cash outflow for leases for nine-month period ended September 30, 2019, was ~~W~~338,144 million.

The change in accounting policy affected the following items in the statement of financial position on January 1, 2019:

•	property and equipment: decrease by ~~W~~209,703 million

•	intangible assets: decrease by ~~W~~26,208 million

•	right-of-use assets: increase by ~~W~~928,612 million

•	lease receivables: increase by ~~W~~3,376 million

•	prepaid expenses: decrease by ~~W~~82,036 million

•	lease liabilities: increase by ~~W~~620,190 million

The net impact on retained earnings on January 1, 2019, was a decrease of ~~W~~6,149 million

(iii)	Practical expedient applied

The Company has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Company relied on its assessment made applying Korean IFRS 1017 and Interpretation 2104 Determining whether an Arrangement contains a Lease.

(2)	The Company’s leasing activities and how these are accounted for

The Company leases various repeater server rack, offices, track facilities, machinery, and cars. Rental contracts are typically made for fixed periods of 1 to 10 years, but may have extension options as described in (ii) below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes

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KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

Until the 2018 financial year, leases of property and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments.

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	variable lease payment that are based on an index or a rate

•	amounts expected to be payable by the lessee under residual value guarantees

•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability

•	any lease payments made at or before the commencement date less any lease incentives received

•	any initial direct costs (leasehold deposits), and

•	restoration costs

•	Present value discount on leasehold deposits

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise tools and equipment.

(i)	Variable lease payments

There are no contracts with variable lease payments

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KT Corporation

Notes to the Separate Interim Financial Statements

September 30, 2019 and 2018 (Unaudited), and December 31, 2018

(ii)	Extension and termination options

Extension options are included in a number of property and equipment across the Company. These terms are used to maximize operational flexibility in terms of managing contracts. The majority of extension options held are exercisable only by the Company and not by the respective lessor. There are no contracts with termination options.

(iii)	Residual value guarantees

The Company does not provide residual value guarantees in relation to equipment leases to optimize lease costs during the contract period.

29.	Events after Reporting Period

(1) After the reporting period, the Company issued bonds as follows:

(in millions of Korean won and foreign currencies in thousands)
Type	Issue date	Total face value		Coupon rate	Maturity
The 192-1st Public bond	Oct 11, 2019	~~W~~	340,000	1.550%	Oct 11, 2022
The 192-2nd Public bond	Oct 11, 2019		100,000	1.578%	Oct 11, 2024
The 192-3rd Public bond	Oct 11, 2019		50,000	1.622%	Oct 11, 2029
The 192-4th Public bond	Oct 11, 2019		110,000	1.674%	Oct 11, 2039
2019 FRN	Nov 1, 2019		USD 350,000	LIBOR(3M) + 0.980%	Nov 1, 2024

(2) The Company decided to acquire an additional 495,163 preferred shares (KRW 238,299 per share) of KT Telecop Co., Ltd., a subsidiary, to strengthen its group synergy, as of December 6, 2019, with the approval of the Board of Directors on November 8, 2019.

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